2020 **Proxy Statement** and **Notice** of **Annual Meeting** of **Stockholders**

Friday, August 14, 2020
10:00 a.m., local time





Invitation to
2020 Annual Meeting of Stockholders

Friday, August 14, 2020

10:00 a.m., local time

Hilton Dallas Lincoln Centre
5410 Lyndon B. Johnson Freeway
Dallas, Texas 75240

Dear Fellow Stockholder:

On behalf of your Board of Directors, I am pleased to invite you to attend CSW Industrials' 2020 Annual Meeting of Stockholders. Whether or not you are able to attend, we invite you to read this year's Proxy Statement that highlights our accomplishments in fiscal 2020 and presents the matters for which we are seeking your vote at the 2020 Annual Meeting.

Fiscal 2020 was an incredibly successful year for our company. Our sustainable business model that we have built over the last several years demonstrated its strength, delivering strong results in fiscal 2020, with outstanding revenue, operating income and net income growth. This growth came from both reporting segments as well as from contributions from our recent acquisitions. Throughout the fiscal year, our strong free cash flow profile enabled us to return $34.6 million to shareholders through share repurchases and dividends and allowed us to end the year with ample cash on our balance sheet and the full $250 million of our revolving credit facility's capacity available to support our business.

While we celebrate our fiscal 2020 results, we recognize the challenges we all continue to face in light of the COVID-19 pandemic. During difficult times, we affirm our core values and our capital allocation strategy, and our commitment to be good stewards of your capital is resolute. I am very proud of our team's continuing commitment to our core values of teamwork, citizenship and respect to support the health, wellbeing and safety of our colleagues and communities while maintaining business continuity. Our strong, employee-centric culture drives our actions and has enabled us to continue supporting our customers through a relentless focus on accountability, excellence and integrity. As we transition to fiscal 2021 and beyond, all of these actions, supported by the strength of our balance sheet, position CSW Industrials for long-term success, consistent with our core value of stewardship.

As described further in this year's Proxy Statement, we believe we have demonstrated our continuing commitment to sound governance practices and enhanced disclosure. In particular, we continue to enhance our disclosures around executive compensation, where we describe our compensation program and changes for fiscal 2020.

Your vote is very important to us and to our business. Prior to the meeting, I encourage you to vote using the Internet. You may also vote by telephone or by signing and returning your proxy card by mail, so that your shares will be represented and voted at the meeting. You can find instructions on how to vote beginning on page 10.

I hope to see you at the meeting. Thank you in advance for voting and for your continued support of CSW Industrials.

Very truly yours,

Joseph B. Armes
Chairman, CEO and President

Table of Contents



Notice of **Annual Meeting of Stockholders**

The 2020 Annual Meeting of Stockholders (the "Annual Meeting") of CSW Industrials, Inc. (the "Company") will be held on Friday, August 14, 2020, at 10:00 a.m., local time, at the Hilton Dallas Lincoln Centre, which is located at 5410 Lyndon B. Johnson Freeway, Dallas, Texas 75240. Directions to the Annual Meeting and a map of the area are included in the proxy materials on the back cover and are also available online at **www.proxyvote.com.**

We are sensitive to continued public health concerns and public health official recommendations in light of the evolving COVID-19 situation. If our decision to hold an in-person Annual Meeting changes, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication. Please monitor the Company's press releases, which are posted on our website (www.cswindustrials.com) and our SEC filings for updated information. As always, we encourage you to submit a proxy to vote your shares prior to the Annual Meeting so that your shares will be represented and voted whether or not you attend.

Stockholders of record of the Company's common stock, par value $0.01 per share, at the close of business on June 22, 2020, are entitled to notice of and to vote at the Annual Meeting. This notice and the enclosed Proxy Statement are first being mailed to stockholders on or about July 1, 2020.

At the Annual Meeting, stockholders will vote on the following matters either in person or by proxy:

- the election of eight directors to serve a one-year term expiring at the 2021 annual meeting of stockholders;
- an advisory vote to approve the Company's executive compensation, or the "say on pay" vote;
- the ratification of Grant Thornton LLP's appointment to serve as our independent registered public accounting firm for fiscal year 2021; and
- the transaction of any other business properly presented at the Annual Meeting.

The enclosed Proxy Statement contains other important information that you should read and consider before you vote. The Proxy Statement and annual report to stockholders and any other proxy materials are available at **www.proxyvote.com**. For additional related information, please refer to the "Important Notice of Electronic Availability of Materials for the Stockholder Meeting to be held on August 14, 2020" in the enclosed Proxy Statement.

Your vote is important, and whether or not you plan to attend the Annual Meeting, your prompt cooperation in voting is greatly appreciated. We encourage you to vote using the Internet. You may also vote by telephone or by mail. Instructions regarding all three methods of voting are included in the proxy card and the enclosed Proxy Statement.

Thank you in advance for voting and for your support of the Company.

By Order of the Board of Directors,

Luke E. Alverson
Senior Vice President,
General Counsel and Secretary

July 1, 2020

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references are included to help you find this additional information.

2020 Annual Meeting of Stockholders

Date and Time:	August 14, 2020, 10:00 a.m., local time
Record Date:	June 22, 2020
Location:	Hilton Dallas Lincoln Centre, 5410 Lyndon B. Johnson Freeway, Dallas, Texas 75240

Voting Matters

Proposal	Board Vote Recommendation	Page Reference (for more detail)
Election of Directors	**FOR** each Director Nominee	12
Advisory Vote on Executive Compensation	**FOR**	48
Ratification of Auditors	**FOR**	54

How to Vote (page 10)

You can vote by any of the following methods:

- Internet (www.proxyvote.com) until 11:59 P.M., Eastern time on August 13, 2020
- Telephone (1-800-690-6903) until 11:59 P.M., Eastern time on August 13, 2020
- Completing, signing and returning your proxy or voting instruction card before August 13, 2020
- In person, at the Annual Meeting, if you are a registered stockholder. You may deliver a completed proxy card or vote by ballot at the meeting after presenting a valid, government-issued photo identification card.

Governance Highlights

Board Independence	- Seven of our eight Board members are independent - Our CEO is our only management director
Board Composition	- The Board regularly assesses and evaluates its performance and the performance of its committees - The Nominating & Corporate Governance Committee leads the full Board in considering Board competencies in light of Company strategy
Board Committees	- We have three committees — Audit; Compensation & Talent Development; and Nominating & Corporate Governance - All committees are composed entirely of independent directors
Leadership Structure	- Our Board has a lead independent director that works closely with our Chairman, CEO and President in fulfilling responsibilities and duties - Among other duties, our lead independent director chairs executive sessions of the independent directors
Risk Oversight	- Our Board is responsible for enterprise risk oversight and has designated committees to have specific oversight of certain key risks - Our Audit Committee oversees management's fulfillment of its responsibilities for the assessment and mitigation of risks
Open Communication	- We encourage open communication and strong working relationships among the lead independent director, Chairman and other directors - Our directors have direct access to management and employees
Director Stock Ownership	- Our directors are required to own five times their annual base retainer value in Company common stock

Board Members (page 13)

Name	Age	Director Since	Occupation	Committee Memberships
Joseph B. Armes	58	2015	Chairman, CEO and President, CSW Industrials, Inc.	None
Michael R. Gambrell	66	2015	Independent Corporate Director	Compensation & Talent Development Committee; Nominating & Corporate Governance Committee
Terry L. Johnston	62	2017	Independent Corporate Director	Audit Committee; Nominating & Corporate Governance Committee
Linda A. Livingstone, Ph.D.	60	2015	President, Baylor University	Compensation & Talent Development Committee (Chair)
William F. Quinn	72	2015	Independent Corporate Director	Audit Committee (Chair); Compensation & Talent Development Committee
Robert M. Swartz	68	2015	Independent Corporate Director	Nominating & Corporate Governance Committee (Chair); Audit Committee
J. Kent Sweezey	67	2016	Founding Partner, Turnbridge Capital, LLC	Audit Committee; Compensation & Talent Development Committee
Debra L. von Storch	60	2020	Former Partner, Ernst & Young LLP	Audit Committee

Executive Officers (page 22)

Name	Age	Position	Since	Previous Position
Joseph B. Armes	58	Chairman, CEO and President	September 2015 (President since February 2018)	Chairman and CEO, Capital Southwest Corporation
James E. Perry	49	Executive VP, CFO	May 2020	SVP and CFO, Trinity Industries
Donal J. Sullivan	57	Executive VP & GM, Industrial Products	January 2016 (EVP since May 2020)	COO, RectorSeal
Craig J. Foster	54	Senior VP & GM, Specialty Chemicals	January 2016	VP & GM, Zeon Chemicals
Luke E. Alverson	42	Senior VP, General Counsel and Secretary	February 2016	VP, Corporate Legal Services and Asst. Secretary, Flowserve Corp.

Executive Compensation Highlights (page 23)

Objectives and Principles

Our key compensation objectives are to attract and retain key leaders, reward current performance, drive future performance and align the long-term interests of our executives with those of our stockholders. We use the following principles to accomplish these objectives:

- *Compensation Should be Primarily Performance-Based* — a significant portion of our executives' total compensation should be tied to how well they perform individually and should be "at risk" based on how well the Company performs compared to our business objectives.

- *Performance-Based Incentive Compensation Should Have External Benchmarks* — we believe internal performance metrics without comparison to a relevant external benchmark yields an incomplete measure of Company performance.

- *Compensation Levels Should be Market Competitive* — our executive compensation program is compared to relevant market compensation data to ensure we encourage building long-term stockholder value and attract and retain the right talent.

- *Incentive Compensation Should Represent the Majority of Total Compensation* — most of an executive's total target compensation should be based on incentives, and the proportion of an executive's total compensation that is "at risk" based on individual or Company performance should increase with the scope and level of responsibilities.

- *Incentive Compensation Should Balance Short-Term and Long-Term Performance* — we use annual cash incentive opportunities and equity-based awards to balance the Company's short- and long-term performance objectives.

- *The Executive Compensation Program Should be Regularly Reviewed for Effectiveness* — our Compensation & Talent Development Committee conducts an annual review of all executive compensation program components to ensure alignment with our compensation objectives.

Fiscal 2020 Company Performance



REVENUE AND OPERATING INCOME | OPERATING CASH FLOW | TOTAL SHAREHOLDER RETURN

Executive Compensation Program Elements



Cash Compensation		Equity Compensation	
Base Salary	Annual Cash Incentive	Performance Shares	Time-Vested Restricted Stock

Component	Form	Description
Base Salary	**Cash**	Fixed cash compensation based on responsibilities of the position and generally benchmarked at the 50th percentile of companies within a comparator peer group and the broader market
Annual Incentive	**Performance Cash Award**	Annual cash incentive for achievement of pre-determined financial and individual performance metrics that align with the Company's strategy; payment ranges from 0% to 200% of target award
Long-Term Incentive	**Performance Shares** *(50% of total grant value)*	Cliff vests at end of a three-year period at 0% to 200% of award value based on TSR performance relative to members of the Russell 2000 Index; no voting rights and is only entitled to the accrual of dividend equivalent units until vesting
	Restricted Stock *(50% of total grant value)*	Vests ratably over a three-year period, has voting rights and is eligible to receive dividends (if any) from date of grant
Other	**Health, Welfare and Retirement Programs**	Executives participate in benefit programs that are offered to all other salaried U.S. employees, including: ■ Employee Stock Ownership Plan, through which over 5% of the Company is owned by our employees, aligning our collective interests ■ Qualified 401(k) Plan
	Severance Benefits	Standardized benefits for executive officers in the event of termination without cause by the Company or for good reason by the executive
	Change-in-Control Benefits	Standardized "double trigger" severance benefits for executive officers in the event of termination following a change in control
	Other Benefits	No perquisites offered, other than those generally provided to all employees

Fiscal 2020 Executive Total Target Compensation Mix



CEO COMPENSATION MIX

19.6% Salary

25.5% Annual Incentives

54.9% Equity Incentives

80.4% At Risk

OTHER NEO COMPENSATION MIX

37.1% Salary

23.5% Annual Incentives

39.3% Equity Incentives

62.9% At Risk

Fiscal 2020 Executive Compensation Summary (page 40)

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joseph B. Armes Chairman, CEO & President	2020	580,672	2,094,452	1,073,808	1,286	68,258	3,818,476
Gregg W. Branning* Former Executive VP, CFO	2020	425,000	609,675	433,500	—	62,890	1,531,065
Donal J. Sullivan Executive VP & General Manager, Industrial Products	2020	366,593	494,173	317,943	—	69,139	1,247,848
Craig J. Foster Senior VP & General Manager, Specialty Chemicals	2020	331,660	389,653	251,232	—	69,999	1,042,544
Luke E. Alverson Senior VP, General Counsel & Secretary	2020	299,601	351,980	234,401	—	69,394	955,376

*   Mr. Branning's employment with the Company ended on May 31, 2020.

PROXY STATEMENT FOR THE 2020 ANNUAL MEETING OF STOCKHOLDERS

Solicitation

We are providing these proxy materials in connection with the solicitation by the Board of Directors (the "Board") of CSW Industrials, Inc., a Delaware corporation (the "Company"), of proxies to be voted at the 2020 Annual Meeting of Stockholders (the "Annual Meeting"). The Annual Meeting will be held on Friday, August 14, 2020, at the Hilton Dallas Lincoln Centre, 5410 Lyndon B. Johnson Freeway, Dallas, Texas 75240, and at any adjournments or postponements of this scheduled meeting. The use of "we," "us" or "our" in this proxy statement refers to the Company.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON AUGUST 14, 2020

Pursuant to Securities and Exchange Commission ("SEC") rules, we may furnish proxy materials, including this proxy statement and the Company's annual report for the year ending March 31, 2020, to our stockholders by providing access to these documents on the Internet instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability"), which was mailed to most of our stockholders, will explain how you may access and review the proxy materials and how you may submit your proxy on the Internet. If you would like to receive a paper or electronic copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability. Stockholders who requested paper copies of proxy materials or previously elected to receive proxy materials electronically did not receive the Notice of Internet Availability and are receiving the proxy materials in the format requested.

This proxy statement and the Company's annual report for the year ended March 31, 2020 are also available electronically at **www.proxyvote.com.**

To access and review the materials electronically:

1. Have your proxy card or voting instructions available.
2. Go to **www.proxyvote.com** and input the 12-digit control number from the proxy card.
3. Click the "2020 Proxy Statement" in the right column.

We encourage you to review all the important information contained in the proxy materials before voting. If you would like to attend the Annual Meeting in person, please refer to the inside back cover of this proxy statement or www.**proxyvote.com fo**r directions to the meeting.

The proxy materials are being mailed to stockholders on or about July 1, 2020.

Cost of Proxy Solicitation

The solicitation of proxies is made by our Board and will be conducted primarily by mail. Brokerage firms and other custodians, nominees and fiduciaries are reimbursed by the Company for reasonable out-of-pocket expenses that they incur to send proxy materials to stockholders and solicit their votes. In addition to this mailing, proxies may be solicited, without extra compensation, by our officers and employees, by mail, telephone, facsimile, electronic mail and other methods of communication. The Company bears the full cost of soliciting proxies. The Company has also retained Kingsdale Advisors for certain advisory services and to aid in the solicitation of proxies and will request brokerage houses and other nominees, fiduciaries and custodians to forward soliciting materials to beneficial owners of the Company's common stock, par value $0.01 per share ("common stock"). For these services, the Company will pay Kingsdale Advisors a fee of $22,500 plus reimbursement for reasonable out-of-pocket expenses.

Stockholders Sharing an Address

To reduce the expenses of delivering duplicate proxy materials, we deliver one annual report and proxy statement to multiple stockholders sharing the same mailing address unless otherwise requested. We will promptly send a separate annual report and proxy statement to a stockholder at a shared address upon request at no cost. Stockholders with a shared address may also request that we send a single copy in the future if we are currently sending multiple copies to the same address. Requests related to delivery of proxy materials may be made by calling Investor Relations at 214.489.7113 or by writing to CSW Industrials, Inc., Attention: Investor Relations, 5420 Lyndon B. Johnson Freeway, Suite 500, Dallas, Texas 75240. Stockholders who hold shares in "street name" (as described below) may contact their brokerage firm, bank, broker-dealer or similar organization to request information about this "householding" procedure.

Voting

Who May Vote and Number of Votes

If you are a stockholder of record at the close of business on June 22, 2020 (the "Record Date"), you may vote on the matters proposed in this proxy statement. You have one vote for each share you owned on the Record Date.

Quorum for the Meeting

A majority of the outstanding shares of common stock entitled to vote at the Annual Meeting and represented in person or by proxy constitutes a quorum. A quorum is necessary to conduct business at the Annual Meeting. *You are part of the quorum if you have voted.* Shares that the holder abstains from voting on a particular proposal are counted as present at the meeting for purposes of determining a quorum.

Broker non-votes are also counted as present for purposes of determining a quorum. A "broker non-vote" occurs when a broker holding shares in "street name" for a beneficial owner is represented in person or by proxy at the meeting but does not vote on a particular proposal because the broker has not received voting instructions from the beneficial owner and cannot or chooses not to vote the shares in its discretion for that particular proposal.

Counting of Votes

The voting standards required to elect directors and approve the other proposals, as well as the treatment of abstentions and broker non-votes, are described with each proposal under the respective "Required Vote and Recommendation" heading.

If your shares are held through a broker, your vote instructs the broker how you want your shares to be voted. If you vote on each proposal, your shares will be voted in accordance with your instructions. Brokers may vote shares they hold in "street name" on behalf of beneficial owners who have not voted with respect to certain "routine" matters. The proposal to ratify the appointment of Grant Thornton LLP (Proposal Three) is considered a routine matter, so brokers may vote shares on this matter in their discretion if no voting instructions are received. However, the election of directors (Proposal One) and the advisory vote on executive compensation (Proposal Two) are **NOT** considered routine matters, so brokers have no discretion to vote shares for

which no voting instructions are received, and no vote will be cast if you do not vote on those items. *We therefore urge you to vote FOR on all voting items.*

The advisory vote on executive compensation is non-binding, meaning that our Board is not obligated to take any actions, or to adjust our executive compensation programs or policies, as a result of the vote. However, our Compensaiton and Talent Development Committee considers the results of the vote in evaluating our executive compensation program.

There are no dissenters' rights of appraisal with respect to the matters to be acted upon at the meeting.

At the close of business on the Record Date, 14,718,057 shares of common stock were issued and outstanding (excluding treasury shares) that may be voted at the Annual Meeting.

How to Vote

Voting by Holders Whose Shares are Registered in the Name of a Brokerage Firm or Bank. If your shares are held by a broker, bank or other nominee (i.e., in "street name"), you will receive instructions from your nominee, which you must follow in order to have your shares voted. "Street name" stockholders who wish to vote at the Annual Meeting will need to obtain a proxy from the broker, bank or other nominee that holds their shares to confirm their stockholder status for entry into the Annual Meeting.

Voting by Holders for Whose Shares are Registered Directly in the Name of Stockholder. If you hold your shares in your own name as a holder of record, you can vote your shares in person at the Annual Meeting. You can also instruct the proxy holders named on the proxy card how to vote your shares by either (1) using the Internet website or the toll-free telephone number set forth below

or (2) signing, dating and mailing the enclosed proxy card to our independent proxy tabulation firm, Broadridge Investor Communications Services ("Broadridge"), in the enclosed envelope. Each of these voting methods is described below:

- *Vote by Internet.* You have the option to vote using the Internet at **www.proxyvote.com** by following the on-screen instructions that will direct you how to vote your shares. Internet voting is available 24 hours a day, seven days a week, until 11:59 p.m., Eastern Time, on August 13, 2020. Have your proxy card available when you access the Internet website. **IF YOU VOTE BY INTERNET, YOU DO NOT NEED TO RETURN A PROXY CARD.**
- *Vote by Telephone.* You have the option to vote by telephone by calling 1.800.690.6903 toll-free from the United States and

Canada and following the series of voice instructions that will direct you how to vote your shares. Have your proxy card available when you place your telephone call. Telephone voting is available 24 hours a day, seven days a week, until 11:59 p.m., Eastern Time, on August 13, 2020. **IF YOU VOTE BY TELEPHONE, YOU DO NOT NEED TO RETURN A PROXY CARD.**

- *Vote by Mail.* You may mark the enclosed proxy card, sign and date it and return it in the enclosed envelope as soon as possible

before the Annual Meeting. Your signed proxy card must be received prior to the date of the Annual Meeting for your vote to be counted at the Annual Meeting.

- *Vote in Person.* If you are a registered stockholder and attend the Annual Meeting in person, you may deliver a completed proxy card or vote by ballot at the Annual Meeting upon presentation of valid, government issued photo identification.

Changing Your Vote

If you are a registered stockholder, you may revoke your proxy at any time before it has been exercised at the Annual Meeting by:

- timely mailing in a revised proxy dated later than the prior submitted proxy;
- timely notifying the Corporate Secretary in writing that you are revoking your proxy;

- timely casting a new vote by telephone or the Internet; or
- appearing in person and voting by ballot at the Annual Meeting.

If you are a beneficial stockholder, please contact your bank, broker or nominee for instructions on how to change your vote.

Vote Tabulations

Tabulation of voted proxies will be handled by Broadridge, an independent firm. Broadridge is the inspector of elections for the Annual Meeting.

Stockholder Proposals and Nominations

The rules of the SEC provide that certain stockholder proposals may be eligible for inclusion in our 2021 proxy statement. These stockholder proposals must comply with the requirements of Rule 14a-8, including a requirement that stockholder proposals be received by the Corporate Secretary no later than March 3, 2021. We strongly encourage any stockholder interested in submitting a proposal to contact the Corporate Secretary at the address below in advance of this deadline to discuss the proposal. The Nominating & Corporate Governance Committee reviews all stockholder proposals and makes recommendations to the Board for action on such proposals.

Alternatively, under the Company's Bylaws, if a stockholder does not want to submit a proposal for inclusion in our proxy statement but wants to introduce it at our 2021 annual meeting of stockholders, or intends to nominate a person for election to the Board directly (rather than by recommending such person as a candidate to our Nominating & Corporate Governance Committee as described below under "Board of Directors—Committees of the Board — Nominating & Corporate Governance Committee"), the stockholder must submit the proposal or nomination in writing at the address below between April 16, 2021 and May 16, 2021. If, however, the 2021 annual meeting of stockholders is held more than 30 days before or more than 30 days after the anniversary of the 2020 Annual Meeting, the stockholder must submit any such

proposal no later than the 90th calendar day prior to the 2021 annual meeting of stockholders or 10 days following the date on which the date of the 2021 annual meeting of stockholders is publicly announced. The stockholder's submission must be made by a registered stockholder on his or her behalf or on behalf of a beneficial owner of the shares, and must include detailed information specified in our Bylaws concerning the proposal or nominee, as the case may be, and detailed information as to the stockholder's interests in Company securities. We will not entertain any proposals or nominations at the 2021 annual meeting of stockholders that do not meet these requirements.

If the stockholder does not comply with the requirements of the SEC, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such stockholder proposal or nomination. The Company's Bylaws are posted on our website at **www.cswindustrials.com** under the "Investors — Corporate Governance" caption. To make a submission or to request a copy of the Company's Bylaws at no charge, stockholders should contact our Corporate Secretary at the following address:

CSW Industrials, Inc.
5420 Lyndon B. Johnson Freeway, Suite 500
Dallas, Texas 75240
Attention: Corporate Secretary

PROPOSAL ONE: ELECTION OF DIRECTORS

The Company's Board currently consists of eight directors. At the annual meeting of stockholders in 2017, our stockholders approved amendments to our governing documents that eliminated the former classified structure of the Board and left unaffected the existing terms of directors elected under our prior three-class structure. Since that time, Board members with terms expiring at annual meetings are elected for a one-year term. At this Annual Meeting, all existing terms of directors will expire, and all directors will be nominated and elected for a one-year term now and in the future.

Accordingly, the Board has nominated Joseph Armes, Michael Gambrell, Terry Johnston, Linda Livingstone, William Quinn, Robert Swartz, Kent Sweezey and Debra von Storch, whose terms of office are expiring at this 2020 Annual Meeting, to serve a one-year term that will expire at the 2021 annual meeting of stockholders. Biographical information regarding the nominees is provided below under the headings "Board of Directors— Biographical Information."

Required Vote and Recommendation

Our Bylaws require that, in an uncontested election, each director nominee will be elected by a majority of the votes cast in person or represented by proxy. A majority of votes cast means that the number of shares cast "for" a nominee's election exceeds the number of votes "withheld" from that nominee. We will not treat any share as having cast a vote on this proposal (a) if the ballot is otherwise present at the Annual Meeting but there is an abstention, or (b) where a stockholder gives no authority or direction. In a contested election, the directors will be elected by a plurality of the votes cast, meaning the nominees receiving the largest number of "for" votes will be elected to the open positions.

In an uncontested election, any nominee for director who duly holds office as a director under the Bylaws and does not receive an affirmative vote of a majority of the votes cast is required to tender his or her resignation promptly after such election. The independent directors of the Board, giving due consideration to the best interests of the Company and our stockholders, will then evaluate the relevant facts and circumstances and make a

decision, within 30 days after election results are certified, on whether to accept the tendered resignation. Any director whose resignation is under consideration is prohibited from participating in the Board's decision. The Board will promptly disclose publicly its decision and, if applicable, the reasons for rejecting the tendered resignation. The Board may fill any vacancy resulting from a director's accepted resignation as provided in our Bylaws.

The individuals named as proxies on the enclosed proxy card will vote your proxy "FOR" the election of these nominees unless you instruct otherwise or you withhold authority to vote for any one or more of them. If any director is unable to stand for re-election, the Board may reduce the number of directors or choose a substitute. The nominees have indicated their willingness to serve as a director, and we have no reason to believe the nominees will not be able to stand for re-election.

The Board recommends that you vote "**FOR**" the election of <u>all</u> nominees to serve as directors.

Board of Directors — Biographical Information

Nominees to Serve a Term Expiring at the 2021 Annual Meeting of Stockholders

JOSEPH B. ARMES

Age 58
Director since September 2015

Experience

Mr. Armes has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since September 2015, and as President of the Company since February 2018. Prior to the Company's spin-off in September 2015 from Capital Southwest Corporation, a capital provider to middle market companies, Mr. Armes served as the Chief Executive Officer and President of Capital Southwest Corporation from June 2013 to September 2015, and as Chairman of the board from January 2014 through August 2017. Since July 2019, Mr. Armes has served as a board member of Switchback Energy Acquisition Corporation, a special purpose acquisition company, From December 2013 through August 2018, Mr. Armes served as a board member and as audit committee chairman for RSP Permian, Inc., an independent oil and natural gas exploration and production company, prior to its acquisition by Concho Resources Inc. in July 2018. Mr. Armes began his career as an attorney with the law firm of Weil, Gotshal and Manges, LLP, where he specilized in mergers and acquisitions.

Key Skills and Qualifications

We believe Mr. Armes is well qualified to serve as a director due to his position as the Company's Chief Executive Officer, which provides the Board with knowledge of the Company's day-to-day operations. Mr. Armes also has broad executive and board leadership experience, compliance and governance expertise, and corporate development experience, which supports the Company's strategic growth plans.

MICHAEL R. GAMBRELL

Age 66
Director since September 2015
Independent

Committees
- Compensation & Talent Development
- Nominating & Corporate Governance

Experience

Mr. Gambrell is a former Executive Vice President of The Dow Chemical Company, a publicly traded chemicals company (now Dow, Inc.), and served as an advisor to the Chairman and CEO of Dow from 2011 to 2012. He retired in December 2012 after serving 37 years with Dow. During his time at Dow, Mr. Gambrell served on the company's Executive Leadership Committee, Strategy Board, Sustainability Team and Geographic Leadership Council, and he was an ex officio member of Dow's board of director's Environment, Health and Safety Committee. In 2012, Mr. Gambrell founded GamCo, LLC, a privately-held company providing advisory services to public, private equity, and start-up companies as well as non-profit organizations. From 2012 to 2015, he served as Chairman of the Campbell Institute, and also served as a director and member of the Executive Committee and Strategic Planning Committee of the National Safety Council from 2011 to 2015. Mr. Gambrell formerly served as a director of TRW Automotive Inc. and as a member of the TRW audit committee, from 2007 until the company's sale in 2015. He is also a Director Emeritus of the US-India Business Council. Mr. Gambrell served as a member of The University of Michigan Engineering Advisory Council from 2006 to 2012. From 2010 to 2012, Mr. Gambrell served on the U.S. Department of Commerce Manufacturing Council, which advises the Secretary of Commerce on matters related to the competitiveness of the U.S. manufacturing sector.

Key Skills and Qualifications

We believe Mr. Gambrell is well qualified to serve as a director due to his executive and board leadership experience and extensive knowledge of the chemicals industry, which provide a deep understanding of the Company's products, customers, end markets, competitive landscape, and operational challenges and opportunities. In addition, Mr. Gambrell has extensive corporate development experience and integration expertise, as well as knowledge and experience in addressing health, safety and environmental issues, which provide unique insight to the Company's strategic growth plans.

TERRY L. JOHNSTON

Age 62
Director since January 2017
Independent

Committees
- Audit
- Nominating & Corporate Governance

Experience

Mr. Johnston is the former Executive Vice President and Chief Operating Officer of the Commercial Segment of Lennox International Inc., a leading international provider of heating and cooling systems and technologies for residential and commercial applications. Mr. Johnston has served in this role from January 2013 to October 2019 and held roles of increasing responsibility with Lennox International from the time he joined the company in 2001. Prior to his time with Lennox International, Mr. Johnston spent 20 years with General Electric Company, serving primarily in marketing and commercial leadership roles.

Key Skills and Qualifications

We believe Mr. Johnston is well qualified to serve as a director due to his executive leadership experience and extensive knowledge of the Company's served industrial markets. In addition, Mr. Johnston has extensive strategic planning experience and operational and commercial expertise, which positions him well to support the Company's growth strategy and manufacturing optimization focus.

LINDA A. LIVINGSTONE, PH.D.

Age 60
Director since September 2015
Independent

Committees
- Compensation & Talent Development, Chair

Experience

Dr. Livingstone is currently the President of Baylor University, a position she has held since June 2017. From August 2014 through May 2017, she served as Dean of The George Washington University School of Business, and she previously served as Dean of the Graziadio School of Business and Management at Pepperdine University from June 2002 through July 2014. Dr. Livingstone began her academic career at Baylor University, where she served for eleven years as an Assistant and then Associate Professor of Management, which included serving for four years as Associate Dean for Graduate Programs. Dr. Livingstone currently serves on the Board of Directors for the American Council on Education, the major coordinating body for the nation's colleges and universities, and serves on the Board of Directors of Independent Colleges and Universities of Texas.

Key Skills and Qualifications

We believe Dr. Livingstone is well qualified to serve as a director due to her extensive leadership experience as an administrator and educator in the field of business administration, which provides a valuable perspective on organizational development, strategic planning, corporate governance, compliance, executive compensation and leadership development matters.

WILLIAM F. QUINN

Age 72
Director since September 2015
Independent

Committees
- Audit Committee, Chair
- Compensation & Talent Development

Experience

From April 2009 through September 2015, Mr. Quinn served as Executive Chairman and Founder of American Beacon Advisors, a registered Investment Advisor and mutual fund advisory firm. Mr. Quinn also serves as Independent Trustee of the National Railroad Retirement Investment Trust, and he was appointed Chairman of the Dallas Police & Fire Pension Fund Board in September 2017. Mr. Quinn served as President and CEO of American Beacon Advisors from the time the firm was created in 1986 until 2009. Mr. Quinn joined American Airlines' former subsidiary, Sky Chefs Inc., in 1974 and became Vice President and Controller in 1978. He served as Assistant Treasurer of American Airlines from 1979 to 1986 with responsibility for overseeing and managing the American Airlines short-term cash portfolio and pension funds. Prior to joining American Airlines, Mr. Quinn worked for Arthur Young & Company in New York, where he became a Certified Public Accountant. Mr. Quinn is a former Chairman of the Committee for the Investment of Employee Benefits (CIEBA), an organization of large corporate pension funds. In prior roles, he has served on the boards of the American Airlines Federal Credit Union, Crescent Real Estate Equities, Inc., the publicly-traded Special Acquisition Companies affiliated with Thomas Hicks, and the American Beacon mutual funds.

Key Skills and Qualifications

We believe Mr. Quinn is well qualified to serve as a director due to his extensive financial, accounting, and compensation and benefits expertise. Mr. Quinn also has broad executive and board leadership experience and compliance and governance expertise.

ROBERT M. SWARTZ

Age 68
Director since September 2015
Independent, Lead Independent Director

Committees
- Nominating & Corporate Governance, Chair
- Audit

Experience

From January 2011 until June 2016, Mr. Swartz served as the Executive Vice President and Chief Operating Officer for Glazer's, Inc., a privately held distributor of wines and spirits, prior to Glazer's combination with Southern Wine and Spirits. From July 2016 through December 2016, Mr. Swartz oversaw the integration of the combined company, Southern Glazer's Wine and Spirits of America. Since January 2017, Mr. Swartz has served as a member of the board of managers of Glazer's Beer & Beverage, LLC. Previously, Mr. Swartz was Managing Director and Partner of Hicks Equity Partners LLC, a privately held investment firm. Since 2011, Mr. Swartz has served on the board of directors of Environmental Pest Services LLC. From 2009 to 2015, Mr. Swartz served on the board of directors of Resolute Energy Corporation, and from 2011 through 2015, served on the board of directors of Ocular LCD, Inc. Mr. Swartz also served in various executive positions at Centex Corporation from 1999 to 2007.

Key Skills and Qualifications

We believe Mr. Swartz is well qualified to serve as a director due to his experience and expertise in corporate development, finance and accounting. Mr. Swartz also has extensive executive and board leadership experience as well as deep operational expertise.

J. KENT SWEEZEY

Age 67
Director since December 2016
Independent

Committees
- Audit
- Compensation & Talent Development

Experience

Mr. Sweezey is a founding partner of Turnbridge Capital, LLC, an energy services, equipment and infrastructure-focused private equity firm, which was founded in 2008. He currently serves as a member of the board of directors of Impact Selector, Inc., a privately-held company. Prior to co-founding Turnbridge Capital, Mr. Sweezey served as the Managing Partner of Centre Southwest Partners, LLC, a middle-market private equity firm focused primarily on energy services and equipment-related investments. Prior to his time with Centre Southwest Partners, Mr. Sweezey was with Donaldson, Lufkin & Jenrette ("DLJ") and its successor firm, Credit Suisse First Boston, from 1984 to 2002, serving most recently as a managing director, where he focused on transactions for companies in the energy sector, as well as companies in the consumer products, building products, and manufacturing sectors. Mr. Sweezey was also involved in DLJ's early principal investing activities through its investments in Seven-Up Company, Dr Pepper/Seven-Up Companies, and Dr Pepper Bottling Company of Texas, where he served on the board of directors from 1989 to 1999.

Key Skills and Qualifications

We believe Mr. Sweezey is well qualified to serve as a director due to his executive leadership experience, strategic acquisition and financial expertise, and governance expertise. His extensive experience in corporate development matters positions him well to support the execution of the Company's growth strategy and capital allocation plans.

DEBRA L. VON STORCH

Age 60
Director since January 2020
Independent

Committees
- Audit

Experience

Ms. von Storch is a former partner of Ernst & Young LLP, a leading international accounting and advisory services firm, from which she retired in June 2020 after 38 years with the firm. While with Ernst & Young, she most recently served as the lead partner for southwest region growth markets, a position she held for the last 10 years, and previously held roles of increasing responsibility within the firm, where her practice focused on providing global business leadership, strategic tax and transaction planning, capital markets activities, and advisory services to high-growth companies.

Key Skills and Qualifications

We believe Ms. von Storch is well qualified to serve as a director due to her leadership experience, strong strategic and financial acumen, and risk management expertise. Her extensive experience in successfully advising high-growth companies throughout the globe through all stages of a company lifecycle positions her well to advise on and support the execution of the Company's growth strategy and capital allocation plans.

Role of the Board; Corporate Governance Matters

The Board has a responsibility to oversee the Chief Executive Officer and other members of senior management in the competent and ethical operation of the Company and to ensure that our stockholders' best interests are being served. In its efforts to meet this responsibility, the Board has established Corporate Governance Guidelines designed to promote effective oversight of the Company's business affairs. The Board monitors and updates these Guidelines as it deems appropriate.

The Guidelines set parameters for the director selection process and the composition of the Board and its committees. The Guidelines also determine the formal process for the Chief Executive Officer's review and evaluation, as well as succession planning and management development. The Guidelines further establish policies for director compensation and the review of individual directors and the Board's performance. The Guidelines also require a director who is also a Company employee to offer his or her resignation when such director's employment with the Company ends. Additionally, these Guidelines establish age limits for directors.

Further, the Guidelines require that a majority of the Board members satisfy applicable independence requirements set forth in NASDAQ listing rules and under applicable law. Only those directors who have no material relationship with the Company (except in his or her role as a director) are deemed independent. The Board has determined that, other than Mr. Armes, the Company's Chairman, Chief Executive Officer and President, each member of the Board meets the independence standards set forth in the applicable rules of the SEC and NASDAQ.

The Company's Corporate Governance Guidelines, as well as the Company's Code of Business Conduct and Ethics, are available on the Company's website at **www.cswindustrials.com** under the "Investors — Corporate Governance" caption.

Board Leadership Structure and Risk Oversight

The Board believes that it is important to retain flexibility to allocate the responsibilities of the positions of Chairman of the Board and Chief Executive Officer in a manner that it believes is in the best interests of the Company and its stockholders. The Board does not have a policy with respect to whether the Chief Executive Officer should also serve as Chairman. Rather, the Board considers this issue as part of the CEO succession planning process and makes this decision based on its evaluation of current circumstances and the needs of the Company at any time it is considering the CEO role. Based on Mr. Armes' significant knowledge of the Company, the Board has concluded that combining the roles of Chairman and Chief Executive Officer, along with the presence of a strong lead independent director, is in the best interests of the Company and its stockholders at this time to promote the pursuit of the Company's business objectives and strategic growth plans.

The lead independent director serves an important leadership and oversight role, and the Board has appointed Mr. Swartz as the lead independent director of the Board. Among other responsibilities, the lead independent director convenes and chairs regular and special executive sessions of the independent directors. He also serves as a liaison between the independent directors and our Chairman and CEO, facilitating a more efficient exercise of the Board's fiduciary duties in the current structure. We also believe the lead independent director further enhances independent oversight by providing input on the Board's annual schedule and collaborating with the Chairman and CEO on the agendas for all Board meetings. Additionally, the lead independent director provides support and advice to the Chairman and CEO, reinforcing the Chief Executive Officer's reporting relationship and accountability to the Board.

The Company's Chief Executive Officer and other members of senior management are responsible for the ongoing assessment and management of the risks the Company faces, including risks relating to capital structure, liquidity and credit, financial reporting and public disclosure, operations and governance. The Board and each of the Board's three committees (the Audit Committee, Compensation & Talent Development Committee and Nominating & Corporate Governance Committee) oversee senior management's policies and procedures in addressing these and other risks that fall within the scope of the Board's and its committees' respective areas of oversight responsibility. For example, the Board directly oversees risk management relating to strategic planning and risk management relating to capital structure and liquidity; the Nominating & Corporate Governance Committee directly oversees risk management relating to director independence and corporate governance; and the Compensation & Talent Development Committee directly oversees risk management relating to executive compensation, organizational design and leadership succession planning. Additionally, the Audit Committee directly oversees risk management relating to financial reporting and public disclosure and legal and regulatory compliance and reviews and discusses the process by which the Board and its committees oversee senior management's exercise of risk management responsibilities. The Board is regularly informed through committee reports of each committee's activities in overseeing risk management within their respective areas of oversight responsibility.

Meetings of the Board

The Board held seven meetings in fiscal 2020. Executive sessions of non-employee directors are normally held at each regular Board meeting. Any non-employee director may request that additional executive sessions be scheduled. In fiscal 2020, each director attended at least 75% of the meetings of the Board and the committees on which he or she served during the period for which he or she was a director.

Annual Meeting of Stockholders

The Company encourages all directors to attend the annual meeting of stockholders, though the Company does not have a specific policy with respect to director attendance. All of the Company's directors attended the 2019 annual meeting of stockholders.

Stockholder Communications with the Board

Stockholders and other interested parties may communicate with the Board directly by writing to: Robert Swartz, Lead Independent Director, c/o CSW Industrials' Corporate Secretary, CSW Industrials, Inc., 5420 Lyndon B. Johnson Freeway, Suite 500, Dallas, Texas 75240. All such communications will be delivered to our lead independent director.

Committees of the Board

The Board maintains an Audit Committee, a Compensation & Talent Development Committee ("Compensation Committee") and a Nominating & Corporate Governance Committee ("N&CG Committee"). Only independent directors are eligible to serve on these standing Board committees. Each committee is governed by a written charter. The charters of the Audit Committee, Compensation Committee, and N&CG Committee are available on the Company's website at **www.cswindustrials.com** under "Investors — Corporate Governance."

Committee Membership and Number of Meetings

The following table identifies the current members of each of the Board's committees and the number of meetings held in fiscal 2020:

Name	Audit[1]	Compensation & Talent Development[2]	Nominating & Corporate Governance[2]
Michael Gambrell		✔	✔
Terry Johnston	✔		✔
Linda Livingstone		▮	
William Quinn	▮	✔	
Robert Swartz	✔		▮
Kent Sweezey	✔	✔	
Debra von Storch	✔		
Number of Meetings Held	5	3	4

 *Chair*

(1) The Board has determined that Mr. Quinn qualifies as an audit committee financial expert under SEC rules. The Board has also determined that all members of the Audit Committee are financially sophisticated, within the meaning of NASDAQ's corporate governance requirements, and meet the independence standards of the SEC and NASDAQ.

(2) The Board has determined that all members of the committee meet the independence standards of NASDAQ.

Audit Committee

The Audit Committee directly engages the Company's independent auditors, pre-approves the scope of the annual external audit and pre-approves any audit and non-audit services to be provided by the independent auditor. The Audit Committee also meets with management and the independent auditors to review the annual and quarterly financial statements and considers the reports and recommendations of independent auditors pertaining to audit results, accounting practices, policies and procedures and overall internal controls.

The Audit Committee meets regularly with the independent auditors in executive sessions to discuss their reports on a confidential basis. In addition, the Audit Committee prepares and issues the "Report of the Audit Committee" included in this proxy statement.

Compensation & Talent Development Committee

The Compensation Committee is responsible for establishing executive compensation for officers, including the Chief Executive Officer. As further discussed under "Executive Compensation," decisions regarding compensation are made by the Compensation Committee in a manner that is intended to be internally equitable, externally competitive and act as an incentive for effective performance in the best interests of our stockholders, while adhering to and promoting the Company's business objectives. The Compensation Committee is the administrator of the Company's equity and incentive compensation plan for key employees. The Compensation Committee may, under certain circumstances, delegate routine or ministerial activities under this plan to management.

The Compensation Committee also reviews the recommendations of management regarding adjustments to the Company's executive compensation programs. The Compensation Committee has engaged an independent executive compensation consultant, Longnecker & Associates, which assists the Compensation Committee in evaluating the Company's compensation programs and adherence to the philosophies and principles stated below under "Executive Compensation—Compensation Discussion and Analysis."

The Compensation Committee is also responsible for reviewing management succession plans and for recommending changes in director compensation to the Board. The Compensation Committee periodically reviews the organizational design, management development plans and managerial capabilities of the Company. The Compensation Committee also prepares and issues the "Compensation & Talent Development Committee Report" included in this proxy statement.

Nominating & Corporate Governance Committee

The N&CG Committee is responsible for recommending candidates for membership to the Board. The N&CG Committee is also responsible for making recommendations to the Board for the positions of Chairman of the Board and Chief Executive Officer.

Further, the N&CG Committee periodically reviews and recommends, as appropriate, changes to the Company's corporate governance policies consistent with SEC rules and NASDAQ corporate governance requirements.

Director Candidate Identification and Evaluation

Prior to considering director nominee candidates, the N&CG Committee assesses the appropriateness of the Board's current size and composition and whether any vacancies on the Board are expected due to retirement, age limits or other factors. If additional directors are needed or vacancies are anticipated or otherwise arise, the N&CG Committee utilizes a variety of methods for identifying and evaluating director nominee candidates.

The identification and evaluation of director candidates begins with the Company's Corporate Governance Guidelines, which establish the criteria for Board membership. As a starting point under the Guidelines, the N&CG Committee assesses a director candidate's judgment, skill, diversity, integrity, experience with business and other organizations of comparable size, as well as the interplay of the candidate's experience with the experience of current Board members. In evaluating these characteristics, including diversity, the Board considers individual qualities and attributes, such as educational background, professional skills, business experience and cultural viewpoint, as well as more categorical diversity metrics, such as race, age, gender and nationality. This consideration is implemented through the selection process for director nominees, and the Board assesses its effectiveness in promoting diversity through an annual self-assessment process that solicits feedback concerning the appropriateness of the Board's diversity, among other critical performance factors.

The N&CG Committee considers various potential director candidates who may come to the attention of the N&CG Committee through professional search firms, current Board members, stockholders or other persons. A stockholder desiring to recommend a candidate for election to the Board should submit a written notice, as required by the Company's Bylaws, including the candidate's name and qualifications to our Corporate Secretary, who will refer the recommendation to the N&CG Committee. The N&CG Committee may require any stockholder-recommended candidate to furnish such other information as may reasonably be required to determine the eligibility of such recommended candidate or to assist in evaluating the recommended candidate. The N&CG Committee may require the submission of a fully completed and signed Questionnaire for Directors and Executive Officers on the Company's standard form and a written consent by the stockholder-recommended candidate to serve as a director, if so elected.

All identified candidates, including stockholder-recommended candidates, are evaluated by the N&CG Committee using generally the same methods and criteria, although those methods and criteria may vary from time to time depending on the N&CG Committee's assessment of the Company's needs and current situation.

Board of Directors Compensation

The following table sets forth certain information with respect to our non-employee director compensation for the fiscal year ended March 31, 2020. Compensation information for Mr. Armes is set forth below under "Executive Compensation—Summary Compensation Table." Mr. Armes did not receive any additional compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	Total ($)
Michael Gambrell	86,000	85,055	171,055
Terry Johnston	90,000	85,055	175,055
Linda Livingstone	90,000	85,055	175,055
William Quinn	107,375	85,055	192,430
Robert Swartz	123,750	85,055	208,805
Kent Sweezey	88,000	85,055	173,055
Debra von Storch	21,000	63,806	84,806

(1) Eligible non-employee directors received an annual equity grant of 1,271 shares of restricted stock on October 1, 2019. The amounts shown in this column reflect the grant date fair value of the awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, "Compensation — Stock Compensation", and are calculated using a price per share of $66.92, the closing market price of the Company's common stock as quoted by NASDAQ on the date of grant. Assumptions used in the valuations are discussed in Note 6 to the Company's audited consolidated financial statements for the year ended March 31, 2020 in the Annual Report on Form 10-K filed with the SEC on May 20, 2020.

(2) The current non-employee directors each had 1,271 shares of restricted stock outstanding at March 31, 2020, except for Ms. von Storch, who had 825 shares having joined the Board in January 2020. The non-employee directors did not have any stock option awards outstanding at March 31, 2020.

2020 Director Compensation Elements

In 2020, non-employee directors received, as applicable: (a) an annual cash retainer of $60,000; (b) equity compensation with a target value of $85,000; and (c) individual retainers and meeting participation fees according to the following schedule:

Director Fee Element	Fees ($)
Lead Independent Director Retainer (annual)	23,750
Full Board Meeting Fee (per meeting)	2,000
Audit Committee Chair Retainer (annual)	19,375
Audit Committee Meeting Fee (per meeting)	2,000
Compensation Committee Chair Retainer (annual)	12,000
Compensation Committee Meeting Fee (per meeting)	2,000
N&CG Committee Chair Retainer (annual)	10,000
N&CG Committee Meeting Fee (per meeting)	2,000

The compensation elements and amounts were established by the Board after review of data prepared by Longnecker & Associates, the Compensation Committee's independent consultants, showing competitive director compensation levels among the market generally and the Company's compensation peer group, which is discussed under "Executive Compensation."

The equity portion of non-employee director compensation is provided in the form of restricted stock of the Company having an $85,000 market value on the date of grant. This equity grant value has been in place since fiscal 2019 and was based on competitive benchmarking and market analysis in consultation with Longnecker & Associates. The Company typically makes these annual non-employee director equity grants on October 1 of each year. Voting rights accompany such restricted stock, which fully vest after the earlier of one year from the date of grant, the termination of the director's service due to death or disability or a change in control. Under the Company's Common Stock Ownership and Retention Guidelines, all non-employee directors are expected to own shares of Company common stock with a value at least five times his or her annual cash retainer (currently valued at $300,000) by his or her fifth anniversary of Board service. As of March 31, 2020, all non-employee directors were in compliance with Company ownership guidelines, having either met or being in process of meeting the stock ownership guidelines.

Directors are also eligible to receive special additional compensation when performing services that have been determined by the Board to be well above and beyond the normal director service requirements. The Board has not set a compensatory rate for these services, and no fees were paid for this purpose in fiscal 2020.

Compensation Committee Interlocks and Insider Participation

During fiscal 2020, the members of the Compensation Committee included Dr. Livingstone (Chair), Mr. Gambrell, Mr. Quinn, and Mr. Sweezey. None of the members of the Compensation Committee were formerly an officer of the Company or were at any time during fiscal 2020 an officer or

employee of the Company. None of our executive officers serve as a member of the board of directors or a compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

EXECUTIVE OFFICERS

The following sets forth information about the Company's executive officers. Information for Mr. Armes, who is both Chairman of the Board and an executive officer of the Company, is presented above under "Board of Directors—Biographical Information—Nominees to Serve a Term Expiring at the 2021 Annual Meeting of Stockholders."

Name	Age	Position With the Company
Joseph B. Armes	58	Chairman, CEO & President
James E. Perry	49	Executive VP, CFO
Donal J. Sullivan	57	Executive VP & GM, Industrial Products
Craig J. Foster	54	Senior VP & GM, Specialty Chemicals
Luke E. Alverson	42	Senior VP, General Counsel and Secretary

James E. Perry has served as Executive Vice President and Chief Financial Officer since June 2020. From 2004 through May 2020, Mr. Perry served in senior financial leadership roles with Trinity Industries, a publicly held, diversified industrial company, including serving as Chief Financial Officer from May 2010 to February 2019. From 2001 to 2004, Mr. Perry served in senior financial leadership roles at RMH Teleservices, a telemarketing and customer service company, including serving as Chief Financial Officer. Mr. Perry began his career at JP Morgan Chase & Co. in the investment banking division, and he also served in a consulting group within Ernst & Young LLP.

Donal J. Sullivan has served as Executive Vice President & General Manager, Industrial Products since May 2020, and previously served as Senior Vice President & General Manager, Industrial Products from January 2016, having been appointed as an executive officer of the Company in March 2019. From May 2015 to January 2016, Mr. Sullivan was the Chief Operating Officer for RectorSeal, one of the Company's operating subsidiaries. From October 2010 to April 2015, he served as Division President of Goodman Global, a member of the Daikin Group, a leading global HVAC manufacturer. Prior to 2005, Mr. Sullivan held a variety of management positions at Carrier Corporation, a leading heating, air-conditioning and refrigeration solutions company, including sales, product management and general management.

Craig J. Foster has served as Senior Vice President & General Manager, Specialty Chemicals since January 2016, and he was appointed as an executive officer of the Company in March 2019. From June 2015 to August 2015, Mr. Foster was Vice President and General Manager, Elastomers Division, at Zeon Chemicals, a specialty chemicals company. From 1995 to June 2015, he served in positions of increasing responsibility with Flint Group, a specialty chemicals company serving the food packaging and publications industries, where he was most recently regional president for China and India, president of Print Media EMA and president of pigments, chips and resins. While at Flint Group, Mr. Foster also served as the functional executive responsible for the global operations of the company. Prior to his time at Flint, Mr. Foster served as purchasing supervisor at Akzo Nobel Coatings and also served in the U.S. Navy within the Nuclear Submarine Force and the Naval Mobile Construction Force.

Luke E. Alverson has served as Senior Vice President, General Counsel and Secretary since February 2016. From May 2008 to February 2016, he held roles of increasing responsibility with Flowserve Corporation, a leading global manufacturer of fluid motion control products and provider of related services, serving most recently as Vice President, Corporate Legal Services and Assistant Secretary. Prior to 2008, Mr. Alverson was associated with the law firms of Vinson & Elkins, LLP in Dallas, Texas, and Hallett & Perrin, P.C., in Dallas, Texas.

⬛ EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Table of Contents

Executive Summary

Introduction

The following sections contain our Compensation Discussion and Analysis ("CD&A"). This CD&A provides an overview and analysis of our executive compensation program and policies and the material compensation decisions we have made for executive officers named in the "Summary Compensation Table" on page 40. We refer to this group of executive officers collectively as our "Named Executive Officers" throughout this document. During the fiscal year ended March 31, 2020 ("fiscal 2020"), our Named Executive Officers were:

- **Joseph B. Armes**, Chairman, Chief Executive Officer ("CEO") and President (principal executive officer);

- **Gregg W. Branning**, former Executive Vice President and Chief Financial Officer ("CFO") (principal financial officer), whose employment with the Company ended in May 2020;

- **Donal J. Sullivan**, Executive Vice President and General Manager, Industrial Products;

- **Craig J. Foster**, Senior Vice President and General Manager, Specialty Chemicals; and

- **Luke E. Alverson**, Senior Vice President, General Counsel & Secretary.

Fiscal 2019 Executive Compensation Vote

At last year's annual meeting, we conducted an advisory vote to approve our Named Executive Officers' compensation for fiscal 2019. Last year, 96.0% of the votes cast in the executive compensation vote were voted in favor of the compensation of our Named Executive Officers as described in our 2019 proxy statement. In consideration of the results, the Compensation Committee acknowledged the strong support received from our stockholders, with fiscal 2019 being the third consecutive year of increased support. The Board and management also continued ongoing stockholder engagement programs to review and receive feedback on our executive compensation program.

Executive Compensation Program Changes for Fiscal 2020

The Compensation Committee is committed to continuously evaluating our executive compensation program, with a focus on the best interests of our stockholders and the Company and sound compensation practices, consistent with our compensation philosophy. The Compensation Committee conducted an annual review of our executive compensation program and policies in May 2019, the first quarter of fiscal 2020.

Supported by stockholder feedback, the Compensation Committee evaluated all elements of our compensation program for fiscal 2020, in consultation with Longnecker & Associates, the Compensation Committee's independent compensation consultants ("Longnecker"), and management. As a result of this evaluation, the Compensation Committee made one change to the Company's executive compensation program for fiscal 2020 with respect to our Long-Term Incentive Plan ("LTIP"), and specifically concerning the performance-based equity awards. Last year, the Compensation Committee approved the addition of a modest retirement benefit for all future performance-based equity awards, which is intended to help plan for and address executive succession and transition concerns.

Beginning with the fiscal 2020 performance-based equity awards (which were granted effective April 1, 2019), these awards will continue to vest in accordance with their existing terms after a qualified retirement event. The qualified retirement provisions provide that an award recipient must be at least 60 years of age and have at least five years of continuous employment with the Company to be eligible for this benefit. The Compensation Committee approved this new provision in consultation with Longnecker following a market-based analysis of executive retirement benefits generally and retirement provisions for performance-based equity awards.

Executive Compensation Program Changes for Fiscal 2021

This CD&A discusses our executive compensation program for fiscal 2020. For the benefit of our stockholders, we have summarized below certain changes that the Compensation Committee has approved regarding our fiscal 2021 executive compensation program. These fiscal 2021 changes will be discussed in further detail in our proxy statement for the 2021 annual meeting of stockholders.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") a pandemic. COVID-19 spread quickly throughout the world and led certain countries or jurisdictions within them to restrict travel, social gatherings and certain types of business activity deemed to be "non-essential," which created a sharp recessionary environment in the U.S. and around the globe. This led to projected and actual declines in demand in many end markets, including those we serve. Also, in March 2020, as a result of the weakened demand for crude oil-related products resulting from the COVID-19

pandemic, and magnified by the supply impact of political tensions between several large oil-producing countries, there was a substantial decline of and volatility in oil prices.

The significant uncertainty caused by the COVID-19 pandemic and crude oil volatility, as well as the direct and indirect effects of these events, led many companies to revise previously established annual budgets, withdraw guidance, and recast financial metric targets within incentive compensation plans. As our fiscal year ends on March 31, these events occurred during the time at which our Board of Directors and management team typically sets our operating budget for fiscal 2021.

In early May 2020, our Compensation Committee met to review and approve our executive compensation program for fiscal 2021. At the same time, and in response to existing market uncertainty and rapidly changing conditions within our end markets, our Board of Directors adopted an approach to setting our operating budget for fiscal 2021 that calls for establishing budget targets and reviewing management performance against such targets on a quarterly, rather than annual, basis. Following this approach, our Compensation Committee confirmed all existing design characteristics of our Annual Incentive Plan, but approved the setting of quarterly targets for our operating income financial metric and the setting of an annual target for our operating cash flow financial metric.

As fiscal 2021 progresses, management will present to our Board a proposed quarterly budget for the Company before each fiscal quarter begins, which will establish our quarterly operating income targets under the Annual Incentive Plan. In turn, the Board will review management's performance, and the Compensation Committee will measure such performance against the Annual Incentive Plan's financial metrics and use this information in the context of current market conditions to establish targets for subsequent quarters. Irrespective of the financial targets being set and measured on a quarterly basis, any incentive earned will be paid annually following the conclusion of the full fiscal year.

Throughout the year as management's performance is evaluated under this structure for Annual Incentive Plan purposes, our Compensation Committee will continue to adhere to the stated elements of our compensation philosophy, including ensuring that performance targets for all financial metrics used in our Annual Incentive Plan are set at definitive, challenging and objective levels that require significant effort and achievement by our Named Executive Officers for payout to occur.

Pay for Performance Alignment

The following charts illustrate the relationship between our Company performance and CEO pay:

REVENUE AND OPERATING INCOME



Revenue: $326.2M (2018), $350.2M (2019), $385.9M (2020)
Operating Income: $49.7M (2018), $60.4M (2019), $66.1M (2020)

OPERATING CASH FLOW



$57.4M (2018), $68.2M (2019), $71.4M (2020)

TOTAL SHAREHOLDER RETURN



2018-2020: 78.1%

CSWI, Russell 2000, Custom Peer Group

CEO TOTAL COMPENSATION



$3.3M (2018), $3.6M (2019), $3.8M (2020)

Base Salary, Annual Incentive, Stock Awards, All Other

As discussed in more detail under "—Elements of the Executive Compensation Program—Annual Incentive Program", our Named Executive Officers are eligible to receive a cash incentive payment based upon the Company's annual financial performance against pre-established goals. Based on our fiscal 2020 results, the Company achieved 108.8% of our established Operating Income goal and achieved 127.4% of our established Operating Cash Flow goal. **This resulted in an annual incentive award payout of 135% of target on the Operating Income metric, and a payout of 200% of target on the Operating Cash Flow metric, for a weighted average CSWI consolidated financial metric payout of 148% for our Named Executive Officers.**

As discussed in more detail under "—Elements of the Executive Compensation Program—Long Term Incentives," our Named Executive Officers, as well as other Company employees, are eligible to receive equity awards that vest based upon the Company's financial performance against pre-established goals. For the fiscal 2020 – fiscal 2022 performance period, our Named Executive Officers received half of their equity incentive

compensation in the form of performance shares, which vest, if at all, based on the Company's TSR compared to the TSR of the Russell 2000 Index. The performance period for these awards is not complete, so no vesting has occurred.

For the April 1, 2017 to March 31, 2020 performance period, our Named Executive Officers at the time received performance shares that vested based on the Company's TSR compared to the TSR of the Russell 2000 Index. For the April 1, 2017 to March 31, 2020 performance period, **the Company's calculated TSR for the performance period (which uses a volume weighted average closing price in March 2020 as the terminal value) was 82.3%.** This return ranked 116th among the 2,000 members of the Russell 2000 Index, or the 94th percentile. This resulted in the performance shares awarded for that performance period vesting at 200% of target. This result is consistent with our emphasis on long-term stockholder value creation and the achievement of benchmarked performance goals, which are described in more detail throughout this CD&A.

The Compensation Committee, which is made up entirely of independent directors, determines the total amount and appropriate mix of compensation for our Named Executive Officers. We believe that our compensation program is designed to align pay with the level of performance generated, with incentive compensation representing the majority of total compensation. Accordingly, for fiscal 2020, the CEO had 80.4% of his target pay "at risk," or dependent upon both the Company's and his individual performance, and the other Named Executive Officers had on average 62.5% of their target pay "at risk".



CEO COMPENSATION MIX

19.6% Salary
25.5% Annual Incentives
54.9% Equity Incentives
80.4% At Risk

OTHER NEO COMPENSATION MIX

37.1% Salary
23.5% Annual Incentives
39.3% Equity Incentives
62.9% At Risk

Compensation Objectives and Core Elements

Our key executive compensation objectives are to align the long-term interests of our executives with those of our stockholders, reward current performance, drive future performance and attract and retain key leaders. In pursuing these objectives, the Compensation Committee uses certain guiding principles in designing the elements of the executive compensation program.

Consistent with these principles, the core elements of our executive compensation program in fiscal 2020 consisted of:



Cash Compensation		Equity Compensation	
Base Salary	Annual Cash Incentive	Performance Shares	Time-Vested Restricted Stock

The Compensation Committee maintains a thoughtful approach to our executive compensation program design and governance practices. The below table summarizes these design practices.

What We Do	What We Don't Do
✔ Promote a strong pay for performance plan design	✘ No hedging, pledging, or short sales of stock
✔ Regularly benchmark executive compensation against peers of comparable size, complexity, and industry	✘ No change in control excise tax gross-ups
✔ Maintain meaningful stock ownership guidelines for our directors and executive officers	✘ No option repricing without stockholder approval
✔ Have double trigger requirements on cash payments following a change in control	✘ No perquisites offered, other than those generally provided to all employees
✔ Conduct an annual compensation risk review	✘ No dividends paid and no voting rights on unvested performance-based equity awards
✔ Provide reasonable and standardized benefits upon severance or change in control	✘ No duplication of metrics in annual and long-term incentive plans
✔ Engage an independent compensation consultant	✘ No supplemental executive retirement plans
✔ Maintain an incentive compensation "clawback" policy	

This CD&A is intended to help readers understand the detailed information in our executive compensation tables by analyzing the data in the tables in the context of our overall compensation program. To assist, this CD&A is organized in the following sections:

- *Oversight of the Executive Compensation Program* — This section describes the roles and responsibilities of the Compensation Committee and the Compensation Committee's independent compensation consultant.
- *Executive Compensation Program Objectives and Principles* — This section describes the objectives that guide our compensation programs and discusses the individual principles the Compensation Committee has established to drive our achievement of those objectives. This includes how compensation is benchmarked to market reference points.
- *Elements of the Executive Compensation Program* — This section discusses the individual elements of our compensation program for the Named Executive Officers, including base salary, annual cash incentive opportunity, long-term equity incentives (including stock ownership requirements), and severance, change-in-control and certain other benefits.
- *Additional Executive Compensation Information* — This section includes an overview of other important executive compensation programs and policies, including specific discussion of the CEO's compensation in fiscal 2020.

Oversight of the Executive Compensation Program

The Compensation Committee administers our executive compensation programs. Consistent with NASDAQ corporate governance requirements, the Compensation Committee is composed entirely of independent, non-employee members of the Board. The Compensation Committee has overall responsibility for setting the compensation for our CEO and Named Executive Officers.

The Compensation Committee has retained Longnecker as its independent executive compensation consultant. Longnecker assists and advises the Compensation Committee on certain aspects of our executive compensation program, and it provides no other services to the Company. The services it provides include:

- providing and analyzing competitive market compensation data;
- analyzing the effectiveness of executive compensation programs and making recommendations, as appropriate;

- analyzing the appropriateness of the compensation comparator group (discussed below); and
- evaluating how well our compensation programs adhere to the philosophies and principles stated below under "—Executive Compensation Program Objectives and Principles."

The Compensation Committee is also responsible for reviewing management succession plans and for recommending changes in director compensation to the Board. The Compensation Committee periodically reviews the organizational design, management development plans and managerial capabilities of the Company. The Compensation Committee also prepares and issues the Compensation & Talent Development Committee Report included in this proxy statement.

Executive Compensation Program Objectives and Principles

Our key compensation objectives are to align the long-term interests of our executives with those of our stockholders, reward current performance, drive future performance and attract and retain key leaders. While the individual compensation elements may differ, the design of the executive compensation program is generally based on the same objectives as the overall

compensation program provided to all Company employees. The Compensation Committee has established the following principles, which are meant to accomplish these compensation objectives and guide the design and administration of specific plans, agreements and arrangements for our Named Executive Officers.

Compensation Should be Primarily Performance-Based

The Compensation Committee believes that a significant portion of our executives' total compensation should be "at risk" based on how well the Company performs compared to our business objectives and how well an executive performs individually. To accomplish this, we use a variety of targeted, performance-based compensation programs that promote our annual operating budget and long-term business strategy, build long-term stockholder value and discourage excessive risk-taking.

The Compensation Committee believes that there should be a strong correlation between executive pay and performance. So, in years when Company and individual performance exceeds established objectives, executive officers should be paid more than 100% of the established target award. Conversely, when

Company and individual performance does not meet established objectives, incentive award payments should be less than 100% of the established target level or eliminated altogether if performance is below threshold performance levels.

The Compensation Committee also believes that the way in which executive officers accomplish objectives is important to the Company's culture and relevant to long-term performance. Purely formulaic incentive plans do not account for qualitative assessments and can work against the Company's and stockholders' best interests. As such, the Compensation Committee believes that it should have an element of discretion to adjust executive compensation to reflect individual, qualitative performance.

Performance-Based Incentive Compensation Should Have External Benchmarks

The Compensation Committee believes that the use of internal performance metrics alone does not create a full picture of Company performance. Accordingly, the performance-based element of our executive compensation program emphasizes and evaluates the Company's performance relative to an external benchmark.

Since fiscal 2018, performance share awards have used the Russell 2000 Index as the external benchmark. The external benchmark serves to evaluate, on a comparative basis, how well we deliver results that build long-term stockholder value, which in turn allows us to better establish the performance expectations of executive leadership in leading the Company. The Compensation Committee believes the use of the Russell 2000 Index for performance share award TSR benchmarking purposes is appropriate due to the Company's inclusion in the index and the diversified nature of the Company's businesses, and also believes that the Russell 2000 Index is an objective and transparent comparator group.

Compensation Levels Should be Market Competitive

The Compensation Committee reviews relevant market compensation survey data to evaluate the market competitiveness of our executive compensation program. This furthers the goals of encouraging building long-term stockholder value and attracting and retaining executive talent. The Compensation Committee uses survey data provided by Longnecker, which consists of compensation data for comparable executive positions within a group of comparable industrial products and specialty chemicals companies, as well as compensation data from the market generally. The Compensation Committee recognizes that potential candidates for qualified executives, as well as market opportunities for our current executives, are not limited to companies in our industry sectors.

The group of companies used by Longnecker for purposes of evaluating comparable executive compensation data in fiscal 2020 consisted of the following companies:

CIRCOR International, Inc.	Flotek Industries, Inc.	Lydall, Inc	Standex International Corp.
Columbus McKinnon Corp.	FutureFuel Corp.	NN, Inc.	Tredegar Corporation
CTS Corporation	Hawkins, Inc.	OMNOVA Solutions Inc.	TriMas Corporation
ESCO Technologies Inc.			

This comparator group was selected using a two-step process using objective criteria and financial parameters. For the objective criteria, a list of potential comparator companies was identified by using: industrial classifications that include industrial machinery, manufacturing and/or specialty chemicals; public operating companies traded on a U.S. exchange; and geographic locations in the U.S. with international operations. After this list of potential companies was identified, a financial metric filter was applied using revenues, assets, market capitalization, enterprise value, net income and EBITDA, along with gross and operating margin profiles. Companies that did not have at least a majority of these financial metrics falling within 0.5x and 3.0x of the Company's metrics were excluded. This process produced the list of companies identified above.

The Compensation Committee uses the survey data from Longnecker and the broader market to benchmark our executives' base salary, annual bonus opportunities, total target cash compensation, long-term incentive compensation and total target compensation. Additionally, the Compensation Committee uses the survey data to evaluate how, for each executive position, the Compensation Committee's actions are appropriate, reasonable and consistent with the Company's philosophy, practices and policies.

Base salaries, target annual incentive opportunities and long-term incentive compensation targets for our executives are generally set using the 50th percentile of benchmarked compensation data as a reference point. In doing this, the Compensation Committee seeks to balance a performance-focused structure with the Company's interests in maintaining market competitive target and realized compensation. Actual realized compensation varies and is determined by performance against these pre-established measures and objectives.

Incentive Compensation Should Represent the Majority of Total Compensation

The Compensation Committee believes that the proportion of an executive's total compensation that is "at risk" based on individual, business segment, function and/or corporate performance should increase in line with the scope and level of the executive's business responsibilities. Accordingly, for fiscal 2020, on average 66.1% of the total target compensation of the Named Executive Officers was dependent upon our stock price, our financial performance and individual performance. The Compensation Committee believes that the CEO's "at risk" compensation should be a higher percentage of total target compensation compared to the other Named Executive Officers considering the position's strategic focus and leadership responsibilities. The following table shows the percentage of each Named Executive Officer's total target compensation for fiscal 2020 that was "at risk" under the existing program.

Named Executive Officer	Percent of Fiscal 2020 Target Pay "At Risk"[1]
Joseph B. Armes	80.4%
Gregg W. Branning	66.1%
Donal J. Sullivan	61.5%
Craig J. Foster	61.5%
Luke E. Alverson	60.8%

(1) Calculated by dividing (i) the sum of the annual incentive opportunity and target long-term incentive opportunity by (ii) the sum of the annual incentive opportunity, target long-term incentive opportunity and base salary.

Incentive Compensation Should Balance Short-Term and Long-Term Performance

The Compensation Committee believes that executive compensation should be linked to building long-term stockholder value while remaining consistent with our business objectives. Our executive compensation program addresses this by including long-term incentives in the form of equity-based awards, such as performance shares and restricted stock, which ties realized compensation to the performance of the Company's common stock. As discussed in further detail below, we also maintain stock ownership guidelines for our executives. In fiscal 2020, our long-term incentive awards for the Named Executive Officers were equally weighted between:

- performance shares, which generally vest, if at all, at the expiration of a three-year performance period based on the Company's TSR performance compared to an objective, external benchmark; and
- restricted stock, which vests ratably over time.

The Compensation Committee believes that this long-term incentive mix appropriately encourages long-term equity ownership, promotes a balance between stock-based and financial-based achievements, and aligns the interests of the Named Executive Officers with the Company's risk profile and the interests of our stockholders. The Company does not currently grant stock options as part of its compensation program.

The Compensation Committee also recognizes that, while stock prices generally correlate to corporate performance over the long-term, other factors may significantly affect stock prices at any point in time. These factors include general economic conditions, industry business cycles, and varying attitudes among investors toward the stock market in general and toward specific industries and/or companies. The influence of these factors makes performance of the Company's common stock alone an incomplete measure of the Company's performance. Accordingly, the base salary and Annual Incentive Plan ("AIP") compensation components emphasize current or short-term corporate performance, as well as the realization of defined business and financial objectives.

The Executive Compensation Program Should be Regularly Reviewed for Effectiveness

At the first regular Compensation Committee meeting following our fiscal year end, the Compensation Committee conducts a comprehensive review of all components of our executive compensation program. This review is done with the input of Longnecker and our stockholders and considers evolving market practices in the general industry, external regulatory requirements, the competitive market for executives, our business objectives and our executive compensation philosophy. In conducting its review, the Compensation Committee reviews information related to each executive officer's income and benefits, including base salary, target incentives and retirement, health and welfare benefits.

Elements of the Executive Compensation Program

Overview

The primary elements of the Company's executive compensation program in fiscal 2020 are shown in the following table and are discussed in detail below:

Component	Form	Description & Rationale
Base Salary	**Cash**	Fixed cash compensation based on responsibilities of the position and market benchmarks. Provides a base level of market-competitive fixed compensation to ensure executive engagement and retention.
Annual Incentive	**Performance Cash Award**	Annual cash incentive to promote management's achievement of short-term, pre-determined financial and individual performance metrics that align with the Company's strategy; payment ranges from 0% to 200% of target award
Long-Term Equity Incentive	**Performance Shares** *(50% of total grant value)*	Cliff vests at end of a three-year period at 0% to 200% of award value based on TSR performance against the Russell 2000 Index; no voting rights and not eligible to receive dividends (if any) until vesting. Promotes management's focus on and achievement of long-term growth and financial performance goals.
	Restricted Stock *(50% of total grant value)*	Vests ratably over a three-year period, has voting rights and eligible to receive dividends (if any) from date of grant. Provides a meaningful retention benefit to the Company and ensures alignment of management and stockholder interests.
Other	**Health, Welfare and Retirement Programs**	Executives participate in the same benefit programs offered to other salaried U.S. employees, including: ■ Employee Stock Ownership Plan, through which over 5% of our Company is owned by our employees, aligning our collective interests ■ Qualified 401(k) Plan
	Severance Benefits	Standardized benefits for executive officers in the event of termination without cause by the Company or for good reason by the executive. Provides stockholders with predictability in the event of an executive departure and provides protection for executives to pursue stockholder value-enhancing opportunities.
	Change-in-Control Benefits	Standardized "double trigger" severance benefits for executive officers in the event of termination following a change in control
	Other Benefits	No perquisites offered, other than those generally provided to all employees

The Compensation Committee's process of reviewing the executive compensation program and setting compensation levels for our Named Executive Officers involves several components. During the first quarter of each fiscal year, the Compensation Committee reviews each Named Executive Officer's total compensation. The Compensation Committee members also meet regularly with the Named Executive Officers at various times during the year, both formally within Board meetings and informally outside of Board meetings, allowing the Compensation Committee to assess directly each Named Executive Officer's performance.

In setting the CEO's compensation, the Compensation Committee considers the results of the Board's review of the CEO's performance with all independent Board members. This process includes the independent Board members individually and collectively presenting their assessment, and the CEO providing his assessment, of his performance.

In addition, the CEO annually presents an evaluation of each other Named Executive Officer to the Compensation Committee, which includes a review of each officer's contributions and performance over the past year, strengths, weaknesses, development plans and succession potential. The CEO also presents compensation recommendations for the other Named Executive Officers for the Compensation Committee's consideration. Following this presentation and a benchmarking review for pay, the Compensation Committee makes its own assessments and determines compensation amounts for each other Named Executive Officer with respect to each of the elements in the Company's executive compensation program as described below.

Base Salary

During the first quarter of each fiscal year, the Compensation Committee reviews and establishes the base salaries of the Named Executive Officers. The Compensation Committee generally uses the 50th percentile of base salary market data as a reference point for the Company's various executive positions developed from the market compensation survey data compiled and prepared by Longnecker. For each Named Executive Officer, the Compensation Committee takes into account the scope of responsibilities, experience and individual performance and then balances these factors against competitive salary practices. The Compensation Committee also considers internal pay equity and references external benchmarks provided by Longnecker. The Compensation Committee does not assign any relative or specific weights to these factors.

The Named Executive Officers' annual base salaries for fiscal 2020 were established as shown in the following table:

Named Executive Officer	Fiscal 2020 Annual Base Salary	Fiscal 2020 Base Salary Increase %
Joseph B. Armes	$580,672	7.5%
Gregg W. Branning	$425,000	0.0%
Donal J. Sullivan	$366,593	6.3%
Craig J. Foster	$331,660	3.0%
Luke E. Alverson	$299,601	3.0%

In fiscal 2020, certain Named Executive Officers' base salaries were increased more than others as the Compensation Committee continued to phase-in the compensation philosophy of generally using the 50th percentile of base salary market data as a reference point. The Compensation Committee expects that

this philosophy will continue to be phased-in over time, and larger than standard increases in base salary may occur in future years as executive base salary levels are brought more in line with competitive market levels. Any base salary adjustments will continue to be balanced with adjustments to incentive compensation targets, as appropriate, to ensure total target compensation and "at risk" pay remains consistent with our philosophy.

The base salaries paid to the Named Executive Officers during fiscal 2020 are shown in the "Summary Compensation Table" under the "Salary" column. Mr. Armes' base salary and other compensation components in fiscal 2020 are discussed below in further detail under "—Additional Executive Compensation Information—Chief Executive Officer Compensation in 2020."

Annual Incentive Program

During the first quarter of each year, the Compensation Committee establishes an annual cash incentive opportunity for each Named Executive Officer under the Company's AIP. At that time, the Compensation Committee approves: (i) an AIP target opportunity for each Named Executive Officer; and (ii) the overall Company performance measures for the fiscal year.

Setting the AIP Target Opportunity

In May 2019, the Compensation Committee established annual cash incentive opportunities under the AIP for the Named Executive Officers. The Compensation Committee sets these targets consistent with our stated executive compensation objectives and principles and in consultation with Longnecker. The Compensation Committee uses the 50th percentile of comparative market data as a reference point in setting AIP targets and total target cash compensation. The target annual incentive opportunity for each Named Executive Officer in fiscal 2020 is set forth below:

Named Executive Officer	Fiscal 2020 AIP Target $	Fiscal 2020 AIP Target %	Fiscal 2019 AIP Target %
Joseph B. Armes	$754,874	130%	140%
Gregg W. Branning	$318,750	75%	75%
Donal J. Sullivan	$219,956	60%	60%
Craig J. Foster	$198,996	60%	60%
Luke E. Alverson	$164,781	55%	55%

Mr. Armes' AIP target was *decreased* in connection with his base salary increase discussed above, consistent with using the 50th percentile of comparative market data as a reference point.

Setting the AIP Performance Measures

The Compensation Committee, working with management and Longnecker, evaluates and approves the Company's AIP performance measures for each fiscal year. The Compensation Committee sets each Named Executive Officer's AIP performance measures to ensure the majority of measured performance is based on the financial performance of the Company as a whole. This helps ensure that the Named Executive Officers' primary focus is on setting the overall strategic direction of the Company and achieving overall Company results aligned to support building stockholder value.

The Compensation Committee also believes that individual, non-financial performance metrics should be included in the AIP performance measures. This serves to restrain the influence of formulae and objective factors on incentive pay, which can have detrimental effects on the Company and stockholders when overused. Importantly, non-formulaic metrics provide the Compensation Committee with discretion to adjust compensation upward or downward depending on not only what objectives and goals an executive accomplished in a given year, but how those objectives and goals were met, to ensure behaviors are consistent with our business objectives and core values. As such, the Company's AIP performance measures and weights established for fiscal 2020 were as follows:

Fiscal 2020 Performance Measures & AIP Weighting	Consolidated Operating Income	Consolidated Operating Cash Flow	Business Unit Operating Income	Business Unit Working Capital Turns	Qualitative Individual Performance	Total
Joseph B. Armes	60%	15%	—	—	25%	**100%**
Gregg W. Branning	60%	15%	—	—	25%	**100%**
Donal J. Sullivan[1]	35%	10%	20%	10%	25%	**100%**
Craig J. Foster[2]	35%	10%	20%	10%	25%	**100%**
Luke E. Alverson	60%	15%	—	—	25%	**100%**

(1) Business Unit metrics for Mr. Sullivan are calculated based on the blended results of the Company's Industrial Products-focused operating companies.
(2) Business Unit metrics for Mr. Foster are calculated based on the blended results of the Company's Specialty Chemicals-focused operating companies.

The metrics presented in the table above were evaluated using pre-defined internal criteria. The Compensation Committee selected these performance metrics, with input from management, because they support the key strategies that we believe drive sustainable and profitable Company growth (as discussed under "—Executive Compensation Program Objectives and Principles" above).

The Operating Income metric, and for Messrs. Sullivan and Foster, the business unit Operating Income and Working Capital Turns metrics, are determined in accordance with U.S. GAAP. The Consolidated Operating Cash Flow metric is also determined in accordance with U.S. GAAP (equivalent to Net Cash Provided by Operating Activities), but performance targets are established, and performance is measured, excluding the effect of deferred taxes. The Compensation Committee may exercise its judgment, within parameters it establishes at the beginning of the year, whether to exclude the effect of certain specified developments that occur during the year in determining performance objectives achievement. These developments may include unanticipated changes in accounting principles or extraordinary, unusual or unplanned events, such as the effects of restructurings, impairments, reorganizations, acquisitions, or dispositions.

Concerning the discretionary element, at the beginning of the fiscal year, the Compensation Committee establishes specific, objective functional or personal goals for each Named Executive Officer. The Compensation Committee uses these goals to evaluate each Named Executive Officer's performance, which influences the discretionary payment amount.

Measuring Performance and AIP Payout

At the same time that the Compensation Committee sets AIP performance metrics for a given year, it establishes a payout range for all AIP awards. The payout range determines the percentage of the target incentive to be paid, with an established maximum amount and a threshold below which no payment will be made. The Company's achievement of all financial-based performance metrics is objective and calculated as appropriate. The payout percentages for the qualitative individual performance metric are determined by the Compensation Committee based on its officer performance assessment, as discussed previously.

Fiscal 2020 AIP Payout Scale and Performance Measurement

The fiscal 2020 payout range established for the AIP's financial metrics was 0% to 200% of the target award opportunity, which was unchanged from fiscal 2019. The actual payout percentage is determined using a matrix that compares the Company's performance against the established performance targets for the year (referred to as "plan"). Payouts for each of the financial metrics are calculated on a straight-line basis for performance between the applicable performance levels ("threshold", "target" and "maximum"). The following table shows, for each of the financial performance metrics, the percentage of target award that is paid at different levels of Company performance against plan, as well as the measured performance and percentage payout for fiscal 2020.

Fiscal 2020 Financial Metric Performance	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	FY2020 Measured Performance	FY2020 Percentage Payout
Consolidated Operating Income	$45.6 million	**$61.1 million**	$75.6 million	**$66.4 million**	135%
	(75% of Target)	*(100% of Target)*	*(125% of Target)*	*(108.8% of Target)*	
Consolidated Operating Cash Flow	$45.0 million	**$56.3 million**	$64.7 million	**$71.6 million**	200%
	(80% of Target)	*(100% of Target)*	*(115% of Target)*	*(127.4% of Target)*	
Business Unit Operating Income	*	*	*	*	109%[1]
					120%[2]
Business Unit Working Capital Turns	*	*	*	*	97%[1]
					100%[2]

*   Not disclosed for competitive reasons as discussed below.
(1) Represents Fiscal 2020 payout percentage for Mr. Sullivan, based on the blended results of the Company's Industrial Products-focused operating companies.
(2) Represents Fiscal 2020 payout percentage for Mr. Foster, based on the blended results of the Company's Specialty Chemicals-focused operating companies.

In fiscal 2020, the Company delivered a total of $66.4 million of Operating Income from continuing operations. This result was 108.8% of the Operating Income plan of $61.1 million. Using this data and the Operating Income metric payout formula, the Compensation Committee approved an AIP percentage payout of 135% for the Operating Income metric. Additionally, the Company delivered a total of $71.6 million of Operating Cash Flow (net of deferred taxes) from continuing operations, or 127.4% of the Operating Cash Flow plan of $56.3 million (net of deferred taxes). Using this data and the Operating Cash Flow metric payout formula, the Compensation Committee approved an AIP percentage payout of 200% for the Operating Cash Flow metric.

The Company has chosen not to disclose the Threshold, Target, Maximum and Measured Performance data for the Business Unit Operating Income and Working Capital Turns metrics used for

Mr. Sullivan and Mr. Foster. These metrics correspond to financial data that is not otherwise publicly disclosed and is used primarily to assess compensation for these two executive officers. The Company believes that the disclosure of such information would cause competitive harm to the Company without adding meaningfully to the understanding of its business.

The Compensation Committee believes that all performance targets for all financial metrics used in our AIP are set at definitive, challenging and objective levels that require significant effort and achievement by our Named Executive Officers for payout to occur. While AIP results for any given year will vary, the Compensation Committee believes that appropriate performance target setting, when combined with strong Company and Named Executive Officer performance, should result in AIP payments averaging close to target levels over a three- to five-year period. For additional context, the below table summarizes the Company's actual financial metric payout percentages under the AIP over the last three years.



AIP FINANCIAL METRIC PAYOUT
(as % of Target Award)

Individual Performance

The qualitative individual performance assessment, which comprises the final 25% of the total AIP target opportunity for all Named Executive Officers, is discretionary, and subject to the same 0% to 200% payout range as the financial metrics. The

amounts awarded to the Named Executive Officers (if any) under the qualitative assessment are influenced by the Compensation Committee's quantitative performance assessment of the officer and the Company's performance, ensuring executives are appropriately compensated for demonstrating (or not demonstrating) behaviors consistent with our business objectives and core values.

Based on the Compensation Committee's review of the Named Executive Officers' individual and collective performance, the Compensation Committee approved a discretionary individual performance payout for each of the Named Executive Officers. This decision took into account the Company's and business units' performance against financial performance targets, the individual and collective performances of the executives across all aspects of the business, and the value created for the Company's stockholders in fiscal 2020. Accordingly, the payout percentages for the 25% of total AIP target-weighted discretionary element for each Named Executive Officer was as follows: Mr. Armes – 125%; Mr. Branning – 100%; Mr. Sullivan – 183%; Mr. Foster – 100%; and Mr. Alverson – 125%.

The total annual incentive award earned by each Named Executive Officer for fiscal 2020 is reported in the "Summary Compensation Table" under the "Non-Equity Incentive Plan Compensation" column.

Long-Term Incentives

Our LTIP rewards the Named Executive Officers for the Company's performance over a period of more than one fiscal year. Our LTIP consists of two components: (1) **performance shares** and (2) **restricted stock**. In fiscal 2020, all Named Executive Officers received their long-term incentive awards in these forms. The Compensation Committee may also award one-time equity grants in its discretion from time to time based on performance or other factors.

Determining the Structure of LTIP Awards

As discussed above, the Compensation Committee believes that long-term incentive compensation is essential to retaining and motivating executives. The Compensation Committee further believes that providing our executives with long-term incentives will encourage them to operate the Company's business with a view towards building long-term stockholder value. Based on these considerations and consistent with prior years, the Compensation Committee determined that for fiscal 2020, an equity award combination generally consisting of one-half in granted value of restricted stock, which vests ratably over a three-year period, and one-half in granted value of performance shares, which cliff vests at the end of a three-year period, would best serve the goals that the Compensation Committee sought to achieve.

The Compensation Committee has established the practice of annually approving and granting equity awards to LTIP participants at two points during the year: for restricted stock, on or about October 1 of the fiscal year; and for performance shares, on or about April 1, the beginning of the fiscal year. This difference in grant dates, and the difference in base salary levels at the time

grant amounts are calculated (given the timing of annual salary adjustments), causes the actual award values of the restricted stock and performance shares to be slightly different. The material terms and conditions of these equity awards are determined under the provisions of our existing equity compensation plan. This plan can be found on the Company's website at **www.cswindustrials.com** under the caption "Investors — Financial Reports and Filings."

Setting the LTIP Target Opportunity

Each year, the Compensation Committee establishes a target LTIP opportunity for each Named Executive Officer, which is expressed as a percentage of the executive's base salary. The LTIP opportunities are set after the Compensation Committee has evaluated the Company's operating results for the prior year and at the same time the Company is making its major compensation decisions for the current fiscal year.

In determining the aggregate amount of total awards available for our executives, the Compensation Committee considers both (1) the target dollar value of the long-term incentive award and (2) the awards' potential dilutive effect on the Company's outstanding shares of common stock. In setting the target dollar value of the long-term incentive awards for each executive, the Compensation Committee considers comparator group and broader market data provided by Longnecker, as previously described. For reasons previously discussed, we generally provide long-term incentive awards at target levels using the 50th percentile of benchmarked compensation data as a reference point to help achieve market competitive levels of total target compensation.

Once the target dollar value is initially set, the Compensation Committee considers the potential dilutive effect of awards. The Compensation Committee evaluates stockholder dilution based on equity compensation "burn rates," which refers to the annual rate at which shares are awarded under our equity compensation plan compared to the Company's outstanding shares of common stock. Generally, the Compensation Committee targets a Company-wide "burn rate" of 1.0% or less for each annual grant of long-term incentive awards for all Company employees.

Based on the criteria described above, the Compensation Committee approved the target LTIP opportunities for the Named Executive Officers as set forth in the table below:

Named Executive Officer	2020 LTIP Target In $	2020 LTIP Target as % of Base Salary	2019 LTIP Target as % of Base Salary
Joseph B. Armes	$1,625,882	280%	280%
Gregg W. Branning	$510,000	120%	120%
Donal J. Sullivan	$366,593	100%	75%
Craig J. Foster	$331,660	100%	75%
Luke E. Alverson	$299,983	100%	90%

The Compensation Committee sets these targets in consultation with Longnecker and in adherence to our stated executive compensation objectives and principles. For Mr. Armes and Mr. Branning, no change was made to target LTIP opportunity. For the other Named Executive Officers, LTIP targets were adjusted based on competitive pay analysis and to continue aligning compensation levels with our compensation philosophy, consistent with individual performance.

The grant date fair value of the performance share and restricted stock awards granted to the Named Executive Officers during fiscal 2020, calculated in accordance with U.S. GAAP pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, "Compensation — Stock Compensation," are shown in the "Summary Compensation Table" under the "Stock Awards" column and the accompanying footnotes. **The actual award values of the equity awards at grant differ from the "grant date fair value" disclosed in the table due to the required accounting methodology, as discussed in footnote 2.** Additional information on the awards granted in fiscal 2020 is shown in the "2020 Grants of Plan-Based Awards" table.

Performance Share Awards

Performance shares are restricted shares that vest, if at all, based on the Company's achievement of pre-determined financial metrics, measured over a three-year performance period. Consistent with the last three fiscal years, performance share awards in fiscal 2020 were based on TSR performance compared to that of the FTSE Russell 2000 Index, which supports the Company's strategic objective to emphasize growth in excess of market levels and align the interest of our executives with the Company's stockholders. The Compensation Committee believes that these performance-based awards provide a strong incentive for our executives to achieve performance goals over the performance period that advance our business strategies, build long-term stockholder value and encourage executive retention.

These performance-based awards are subject to forfeiture if the executive's employment is terminated by the Company for cause or by the executive without good reason before the end of the three-year performance period. Until vesting, holders of performance shares do not have voting rights. They also do not receive dividends, but are entitled to receive dividend accrual units, that vest, if at all, at the same percentage as the underlying award.

The performance shares granted in fiscal 2020 will vest, if at all, at the end of fiscal 2022 based on the Company's achievement of a three-year TSR performance relative to the Russell 2000 Index members' TSR performance.

Prior to the granting of performance share awards, the Compensation Committee establishes a vesting percentage range around each executive's target long-term incentive opportunity allocated to the performance shares. This vesting percentage range has an established upper limit and a minimum below which no shares will vest. Similar to AIP awards, the vesting percentage range determines the amount of performance shares that vest relative to the original award amount.

For fiscal 2020, the vesting percentage range established for performance shares was 0% to 200% of the award value, which was unchanged from 2019. The vesting of these awards will be calculated by (1) determining the Company's TSR percentile ranking among the Russell 2000 Index members and (2) multiplying the number of performance shares granted by the applicable interpolated percentage of shares earned as set forth in the following vesting schedule:

Company TSR Performance Ranking v. the Russell 2000 Index	% Payout Score
≥ 80th percentile	200%
70th percentile	150%
50th percentile *(maximum if TSR is negative)*	100%
30th percentile	50%
< 30th percentile	0%

As noted in the above schedule, the performance shares' vesting schedule contains a limitation on the number of shares that will vest if the Company's TSR is negative for the applicable performance period. If the Company's TSR is negative during the performance period, the maximum amount of performance shares that can vest is 100%, even if the Company's TSR performs above the 50th percentile of the Russell 2000 Index.

For the fiscal 2020 performance share awards, the reported value shown in the "Summary Compensation Table" was computed based on the probable outcome of the performance conditions based on a Monte Carlo simulation and the grant date estimate of compensation cost to be recognized over the performance period, which was 139% of target, or $80.00 per share. **This "grant date fair value" (i.e., 139% of the target amount) is reported in the "Summary Compensation Table" below for the Named Executive Officers' performance shares. This reported amount is higher than the actual granted award value (i.e., 100% of the target amount) due to the accounting methodology for determining this amount, as discussed in footnote 2 to the table.**

Restricted Stock Awards

Our restricted stock awards vest ratably over a three-year period to deliver a meaningful long-term incentive that balances risk and potential reward. These awards help executives build ownership in the Company, aligning their interests with stockholders. These awards also serve as an effective retention incentive for our executive officers to remain with the Company and continue high levels of performance. The Compensation Committee considers these awards to be "at risk" compensation, as no compensation is realized at grant, the awards are subject to forfeiture based on employment status, and their future value to the executive is directly determined by the Company's stock price.

Restricted stock awards are only earned if the individual maintains high performance and continues to be employed by the Company through the vesting date. During the restriction periods, the Named Executive Officers holding unvested restricted stock are entitled to vote the shares and to receive dividends on the shares, if any, on the same basis as the Company's stockholders holding unrestricted stock.

Stock Ownership Guidelines; Anti-Hedging and Anti-Pledging

Our executive compensation program provides guidelines for executive ownership of Company common stock, expressed as a multiple of annual base salary. The Compensation Committee believes that this ownership guideline encourages the alignment of executive and stockholder interests by requiring executives to build and maintain a meaningful stake in the Company, which promotes the Company's objective of building long-term stockholder value. Additionally, under the Company's Insider Trading Policy, which is available on our website at **www.cswindustrials.com** under the caption "Investors — Corporate Governance", executives and other employees are prohibited from pledging stock, holding Company securities in a margin account, and engaging in transactions (such as trading in options, short sales, and sales "against the box") designed to hedge against the value of the Company's common stock.

The stock ownership guidelines are designed to encourage stock ownership at levels high enough to indicate management's commitment to the Company and share value appreciation while satisfying an individual executive's prudent needs for personal asset diversification. The stock ownership guidelines are set by the Compensation Committee as a result of a competitive analysis, and the guidelines are reviewed each year and updated as necessary. During fiscal 2020, the Compensation Committee updated the holding requirement for Mr. Armes, increasing his guideline from 5 times base salary to 6 times base salary.

The Company's current stock ownership guidelines for the Named Executive Officers and the number of shares needed to satisfy the guidelines are shown in the following table.

Named Executive Officer	Ownership Guideline	Ownership Guideline at 3/31/2020 (# of Shares)[1]	Current Ownership Against Guidelines (Share Equivalent & Multiple of Salary)[1]	
Joseph B. Armes	6 x Annual Base Salary	53,724	**139,269**	**15.6x**
Gregg W. Branning	3 x Annual Base Salary	19,661	**30,797**	**4.7x**
Donal J. Sullivan	3 x Annual Base Salary	16,959	**19,299**	**3.4x**
Craig J. Foster	3 x Annual Base Salary	15,343	**13,069**	**2.6x**
Luke E. Alverson	3 x Annual Base Salary	13,860	**16,659**	**3.6x**

(1) *Based on a price per share of $64.85, the closing price of the Company's stock on March 31, 2020.*

Executives are expected to meet the stock ownership guidelines within five years from the date the guidelines are first applicable. Recognizing the time required to achieve the ownership guidelines, the Compensation Committee approved the establishment of an interim retention requirement. Through this requirement, executives who do not meet the ownership requirement must retain at least 75% of the vested common stock received from equity awards granted from the time the ownership guidelines become applicable, net of any shares used or sold to pay applicable tax withholding. For fiscal 2020, all Named Executive Officers were compliant with the guidelines, having either achieved their ownership level or satisfying the interim retention requirement.

The Compensation Committee periodically reviews these stock ownership guidelines and annually monitors the executives' progress toward meeting their respective target ownership levels. Shares held directly by an executive count toward satisfying the requirements. Unvested time-vested restricted stock awards are counted toward satisfying the stock ownership requirements, but performance-vested equity awards are not. Additionally, the share equivalent of vested and unexercised stock options (net of exercise price) count toward satisfying the stock ownership requirements.

Recoupment of Incentive Compensation Policy

The Company maintains a Recoupment of Incentive Compensation Policy (the "Recoupment Policy"), which reinforces our commitment to our business objectives and core values. Under the Recoupment Policy, the Compensation Committee can recoup from an executive certain incentive compensation paid to the executive in the prior three-year period if the Company is required to restate its financial statements. If a restatement occurs, the Compensation Committee can require an executive to reimburse the Company for all incentive compensation when the amount of compensation received was greater than the amount the Compensation Committee believes was actually earned based on the restated financial results.

Legacy Pension Plans

In connection with our spin-off from Capital Southwest Corporation in September 2015, the Company assumed administrative responsibility and liability for certain pension plans and the benefits payable to employees participating under these plans. On January 1, 2015, the legacy pension plans were closed to new participants. At the spin-off, the Company froze the legacy pension plans, and future benefits to plan participants ceased to accrue as of that date. Mr. Armes accrued benefits under the legacy plans as part of his prior employment with Capital Southwest Corporation. In September 2019, the Company terminated the legacy pension plans.

The legacy pension plans included a qualified defined benefit, non-contributory retirement plan, as well as a restoration plan that provided benefits to the plan participants in the qualified plan to fulfill the intent of the qualified plan without regard to limitations under the Internal Revenue Code of 1986, as amended (the "Code"). The retirement benefits payable under the legacy pension plans depended on the participant's years of service under the plans and their final average monthly compensation determined by averaging the five consecutive years of highest compensation prior to retirement. The amount of legacy pension plan benefits attributable to applicable Named Executive Officers as of March 31, 2020 and prior to the plan termination is shown in the "Pension Benefits" table below.

Other Benefits

As previously discussed, the Compensation Committee strives to make our executive compensation program primarily performance-based and, as such, does not provide perquisites for our executive officers other than benefits generally provided to all employees. While we do not currently provide our executives with any benefits not available to employees generally, our executive compensation program from time to time may provide limited other benefits, which the Compensation Committee determines to be competitive with the level of benefits offered by the companies with which we compete for executive talent, and as such would serve to meet our stated objective of attracting and retaining executive talent. In addition, some benefits may, in the Compensation Committee's view, be provided for the Company's benefit notwithstanding any personal benefit an executive may derive. No such other benefits were provided in fiscal 2020.

Additional Executive Compensation Information

Chief Executive Officer Compensation in Fiscal 2020

The compensation of the CEO was set in a manner consistent with our compensation philosophy and the general compensation objectives and principles discussed above. In the interest of providing stockholders with a better understanding of Mr. Armes' compensation for fiscal 2020, we are providing the following discussion and analysis.

Employment Agreement

On October 1, 2015, the Company entered into an employment agreement with Mr. Armes regarding his role as the Company's Chief Executive Officer. The employment agreement had an initial term of two years. The term of the agreement automatically extends for additional one-year periods unless Mr. Armes' employment is terminated pursuant to the terms of the employment agreement.

The employment agreement provides that Mr. Armes will serve as Chief Executive Officer of the Company. Additionally, the Board will nominate Mr. Armes for election to the Board during the term of the agreement.

Base Salary and Incentive Opportunities

Base Salary

During fiscal 2020, Mr. Armes' base salary was increased by 7.5% to $580,672. This increase was slightly larger than prior years and general merit increase levels across the Company, resulting from the Compensation Committee's continued phase-in of using the 50th percentile of comparative market data as a benchmark. Following analysis and consultation with Longnecker in May 2019, Mr. Armes' fiscal 2019 base salary was determined to be in the bottom quartile of comparative market data, with a value less than 85% of the 50th percentile comparative market salary. On this basis, and consistent with Mr. Armes' performance, the Compensation Committee approved a market-based increase to his salary to bring it closer to the 50th percentile of comparative market data.

AIP Target and Fiscal 2020 Award

During fiscal 2020, Mr. Armes' target AIP opportunity was **reduced** from 140% of base salary to 130% of base salary, in connection with the adjustment of Mr. Armes' base salary and comparative market data. This reduction helped maintain Mr. Armes' total target cash opportunity at levels consistent with our compensation philosophy. Concerning Mr. Armes' fiscal 2020 AIP award, the Compensation Committee approved a total AIP payout of $1,073,808, or 142% of target. This included $611,448 paid under the Operating Income metric (60% of total AIP target, 135% payout), $226,462 paid under the Operating Cash Flow metric (15% of total AIP target, 200% payout) and $235,898 paid under the qualitative individual performance metric (25% of total AIP target, 125% payout).

LTIP Target and Fiscal 2020 LTIP Awards

During fiscal 2020, no changes were made to Mr. Armes' target LTIP opportunity of 280% of base salary, as the Compensation

Committee determined that the resulting equity grant value was consistent with our compensation philosophy in the context of his total target compensation. Accordingly, Mr. Armes received an award of 13,373 performance shares ($756,224 award value) on April 1, 2019. On October 1, 2019, Mr. Armes received an award of 15,311 shares of restricted stock ($1,050,000 award value), which amount included a one-time positive performance-based adjustment of approximately 3,457 shares ($237,059 award value). The Compensation Committee approved these additional shares of restricted stock as a retention incentive and in recognition of Mr. Armes' leadership performance during the year. **The award value for the performance shares differs from the "grant date fair value" reported in the "Summary Compensation Table" below due to the accounting methodology for determining such amount, as discussed in footnote 2 to the table.**

Benefits upon Termination

Under Mr. Armes' employment agreement, if his employment is terminated due to death or disability, Mr. Armes will receive (1) his base salary and any unpaid benefits (including death benefits) through the date of termination, (2) if the date of termination is after the end of a fiscal year but before the Company pays cash bonuses, the cash bonus payment related to the previous year and (3) if the date of termination is before the end of a fiscal year, a prorated cash bonus payment related to the then-current fiscal year. Additionally, all of Mr. Armes' unvested equity-based awards will immediately vest in full, except for performance-based awards, which will vest upon and to the extent that the performance conditions have been satisfied, and all options will remain exercisable for one year following the date of termination.

If Mr. Armes' employment is terminated by the Company without "cause" or by Mr. Armes for "good reason", Mr. Armes will receive (1) his base salary and any unpaid benefits through the date of termination, (2) a lump sum payment equal to two times the sum of (a) his then-current base salary or such higher base salary that was in effect during the 12 months prior to the date of termination and (b) the greater of his annual bonus for the prior fiscal year or his target bonus for the current year, (3) if the date of termination is after the end of a fiscal year but before the Company pays cash bonuses, the cash bonus payment related to the previous year, (4) if the date of termination is before the end of a fiscal year, a prorated cash bonus payment related to the then-current fiscal year and (5) continued medical and dental insurance for him and his dependents for 24 months following the date of termination. Additionally, all of Mr. Armes' unvested equity-based awards will immediately vest in full, except for performance-based awards, which will vest upon and to the extent that the performance conditions have been satisfied, and all options will remain exercisable for one year following the date of termination.

If Mr. Armes' employment is terminated by the Company for "cause" or by Mr. Armes without "good reason", Mr. Armes will receive only his base salary and any unpaid benefits through the date of termination.

Additionally, Mr. Armes participates in the Company's Executive Change in Control and Severance Benefit Plan (the "CIC and Severance Plan"). To the extent the provisions of the CIC and Severance Plan are more beneficial to Mr. Armes, such provisions would apply in the applicable termination scenario.

The employment agreement also provides that Mr. Armes will not engage in activities that are competitive with the Company's business or solicit any key employees of the Company to leave or accept employment with another company for 24 months following the date of termination.

Executive Change in Control and Severance Benefit Plan

The Company maintains the CIC and Severance Plan. The features of this plan are described more fully under "—Potential Payments upon Termination or Change-In-Control—CSW Industrials, Inc. Executive Change in Control and Severance Benefit Plan" below. The Compensation Committee believes that this plan benefits stockholders in providing consistency and transparency in severance benefits if an executive officer's employment is terminated, and also supports alignment between executive interests and stockholder interests should a transformative transaction arise that is in stockholders' best interests.

Review and Assessment of Compensation Under Termination Scenarios

The Compensation Committee reviews each Named Executive Officer's total compensation under several scenarios including a change-in-control of the Company, termination of employment by the Company and resignation or retirement by the executive. Tally sheets setting forth all the listed scenarios are prepared by management and reviewed by the Compensation Committee with input from Longnecker. Based on the Compensation Committee's review of the tally sheets, the Compensation Committee determined that the potential payments that would be provided to the Named Executive Officers were consistent with our executive compensation objectives and principles.

Annual Executive Compensation Program Review and Compensation Risk

It is the Compensation Committee's policy to regularly monitor and annually review our executive compensation program to determine, in consultation with Longnecker, whether the elements of the program are consistent with our stated executive compensation objectives and principles. Within this determination is an evaluation of whether the Company's risk management objectives are being met with respect to the executive compensation program and our compensation programs as a whole. If the elements of the program are determined to be inconsistent with our objectives and principles, or if any incentives are determined to encourage risks that are reasonably likely to have a material adverse effect on us, the elements are adjusted as necessary.

The Compensation Committee, in consultation with Longnecker, has concluded that no risks arising from our compensation policies and practices are reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the Compensation Committee noted that:

- *Compensation elements are balanced.* Our compensation program design provides a balanced mix of base salary, annual cash incentive compensation and, for eligible employees, long-term equity incentives. This balanced mix provides executives with the incentive to perform at high levels and maximize Company performance. At the same time, it does not encourage singular focus on compensation performance metrics to the detriment of other important business metrics or the way in which goals are accomplished.

- *Metrics balance short-term and long-term goals.* Our incentive compensation metrics are balanced between short-term corporate business and financial objectives. For the shorter-term AIP opportunity, these goals are accomplished by using consolidated operating income and operating cash flow. For the longer-term stock-based and financial performance goals, these

are accomplished through an equally weighted mix of restricted stock that generally vests ratably over a three-year period and performance shares that vest at the end of a three-year performance period based on benchmarked TSR performance.

- *Individual performance is emphasized.* We place an emphasis on individual, non-financial performance metrics in determining final individual compensation amounts. The Compensation Committee strongly believes that this emphasis serves to restrain the influence of formulae and objective factors on incentive pay by providing discretion to adjust compensation to encourage and reward behaviors consistent with our business objectives and core values.

- *Incentive programs have performance thresholds and are capped.* Both the AIP opportunity and performance share awards have threshold payout levels and/or performance contingencies, which ensure that incentive compensation is reduced or eliminated altogether if minimum performance levels are not achieved. They also have maximum payout levels, which helps avoid excessive total compensation and reduces the incentive to engage in unnecessarily risky behavior.

- *Compensation is benchmarked.* The Compensation Committee benchmarks compensation against both the benchmark peer group and other compensation data from the broader market to ensure compensation programs are performance-based, competitive, equitable, and generally consistent with industry and comparator company practices.

- *Executives have ownership guidelines.* Our officers have equity ownership guidelines, which further encourage a long-term focus on sustainable performance and further align our officers' interests with those of our stockholders. Additionally, officers are prohibited from pledging stock and engaging in transactions designed to hedge against the value of the Company's stock.

Compensation & Talent Development Committee Report

The Compensation Committee of the Board of Directors of the Company is currently comprised of four independent directors: Linda Livingstone (Chair), Michael Gambrell, William Quinn and Kent Sweezey.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth above in this proxy statement. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that this Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2020.

Linda Livingstone, Chair
Michael Gambrell
William Quinn
Kent Sweezey

Summary Compensation Table

The following table sets forth compensation information for our Named Executive Officers — the individuals who served during fiscal 2020 as principal executive officer and principal financial officer of the Company, and the other most highly compensated executive officers of the Company serving at the end of fiscal 2020.

Name and Principal Position	Year[1]	Salary ($)	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4]	Total ($)
Joseph B. Armes	2020	580,672	2,094,452[5]	1,073,808	1,286	68,258	3,818,476
Chairman, CEO and President	2019	540,160	1,953,721	1,017,121	6,849	67,238	3,585,089
	2018	512,500	1,766,741	978,518	14,770	56,365	3,328,894
Gregg W. Branning[6]	2020	425,000	609,675[7]	433,500	—	62,890	1,531,065
Former Executive VP, CFO	2019	350,000	475,619	428,719	—	63,642	1,317,980
	2018	307,500	507,776	246,523	—	51,421	1,113,220
Donal J. Sullivan	2020	366,593	494,173[8]	317,943	—	69,139	1,247,848
Executive VP, GM, Industrial Products	2019	344,850	267,041	258,741	—	76,228	946,860
Craig J. Foster	2020	331,660	389,653[9]	251,232	—	69,999	1,042,544
Senior VP, GM, Specialty Chemicals	2019	322,000	309,326	352,628	—	67,968	1,051,922
Luke E. Alverson	2020	299,601	351,980[10]	234,401	—	69,394	955,376
Senior VP, General Counsel and Secretary	2019	290,875	288,407	215,175	—	67,794	862,251
	2018	281,875	280,903	142,842	—	55,880	761,500

(1) The Company's fiscal year begins April 1 and ends March 31.

(2) Represents the grant date fair value of long-term equity incentive awards under the Company's LTIP computed in accordance with FASB ASC 718 "Compensation — Stock Compensation", including the impact of forfeitures. The incentive awards are granted in the form of restricted stock, which generally vest ratably over a three-year period, and performance shares. The performance criteria for the performance share awards is based on the Company's TSR over a three-year period compared to the TSR of the Company's applicable benchmark group for the same period, as described in further detail under "—Elements of the Executive Compensation Program—Long-Term Incentives—Performance Share Awards" above. The reported value of the performance unit awards is computed based on the probable outcome of the performance conditions based on a Monte Carlo simulation and the grant date estimate of compensation cost to be recognized over the performance period, which was 139% of target, or $80.00 per share. Payout for the performance share awards can range from 0% to a maximum of 200%. Assumptions used in the valuations are discussed in Note 6 to the Company's audited consolidated financial statements for the year ended March 31, 2020 in the Annual Report.

(3) The amounts in this column include an annual cash incentive bonus for fiscal 2020 under the Company's AIP that was earned in fiscal 2020 but paid in fiscal 2021.

(4) The components of this column for fiscal 2020 are set forth in the table below, calculated at the aggregate incremental cost to the Company:

Name	Retirement Plan Contributions[A]	ESOP Contributions[B]	Insurance Premiums[C]	Total
Joseph B. Armes	24,306	22,400	21,552	68,258
Gregg W. Branning	24,306	22,400	16,184	62,890
Donal J. Sullivan	25,610	22,400	21,129	69,139
Craig J. Foster	25,621	22,400	21,978	69,999
Luke E. Alverson	24,594	22,400	22,400	69,394

(A) Includes matching and discretionary Company contributions to the Named Executive Officers under the Company's 401(k) retirement plan, which is generally available to all the Company's U.S. employees.

(B) Includes Company contributions to the Employee Stock Ownership Plan for fiscal 2020, which is generally available to all the Company's U.S. employees. These amounts were accrued in fiscal 2020 but contributed in fiscal 2021.

(C) Includes annual premiums for group term life insurance, the Company's portion of annual premiums for medical, dental and vision benefits and the Company's portion of disability premiums.

(5) *Includes annual grants of 11,854 shares of restricted stock ($793,270) and 13,373 shares of performance units ($1,069,840) made under the Company's LTIP. Also includes a one-time grant of 3,457 shares ($231,342) of restricted stock for performance recognition and retention purposes. Restricted stock award values were calculated using a price per share of $66.92, the closing market price of the Company's common stock as reported by NASDAQ on October 1, 2019, the date of grant. Performance unit award values were calculated using a fair value of $80.00 per share as determined by the Monte Carlo simulation. The maximum potential value of the performance units at grant date, assuming the highest level of performance conditions, was $1,542,709.*

(6) *Mr. Branning's employment with the Company ended on May 31, 2020.*

(7) *Includes annual grants of 3,719 shares of restricted stock ($248,875) and 4,510 shares of performance units ($360,800) made under the Company's LTIP. Restricted stock award values were calculated using a price per share of $66.92, the closing market price of the Company's common stock as reported by NASDAQ on October 1, 2019, the date of grant. Performance unit award values were calculated using a fair value of $80.00 per share as determined by the Monte Carlo simulation. The maximum potential value of the performance units at grant date, assuming the highest level of performance conditions, was $520,274.*

(8) *Includes annual grants of 2,673 shares of restricted stock ($178,877) and 3,006 shares of performance units ($240,480) made under the Company's LTIP. Also includes a one-time grant of 1,118 shares ($74,817) of restricted stock for performance recognition and retention purposes. Restricted stock award values were calculated using a price per share of $66.92, the closing market price of the Company's common stock as reported by NASDAQ on October 1, 2019, the date of grant. Performance unit award values were calculated using a fair value of $80.00 per share as determined by the Monte Carlo simulation. The maximum potential value of the performance units at grant date, assuming the highest level of performance conditions, was $346,772.*

(9) *Includes annual grants of 2,418 shares of restricted stock ($161,813) and 2,848 shares of performance units ($227,840) made under the Company's LTIP. Restricted stock award values were calculated using a price per share of $66.92, the closing market price of the Company's common stock as reported by NASDAQ on October 1, 2019, the date of grant. Performance unit award values were calculated using a fair value of $80.00 per share as determined by the Monte Carlo simulation. The maximum potential value of the performance units at grant date, assuming the highest level of performance conditions, was $328,545.*

(10) *Includes annual grants of 2,185 shares of restricted stock ($146,220) and 2,572 shares of performance units ($205,760) made under the Company's LTIP. Restricted stock award values were calculated using a price per share of $66.92, the closing market price of the Company's common stock as reported by NASDAQ on October 1, 2019, the date of grant. Performance unit award values were calculated using a fair value of $80.00 per share as determined by the Monte Carlo simulation. The maximum potential value of the performance units at grant date, assuming the highest level of performance conditions, was $296,706.*

2020 Grants of Plan-Based Awards

The following table sets forth certain information with respect to plan-based awards granted to the Named Executive Officers for the year ended March 31, 2020.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Joseph B. Armes	5/20/2019[3]	377,437	754,874	1,509,748					
	4/1/2019				6,687	13,373	26,746		1,069,840[4]
	10/1/2019							15,311[5]	1,024,612
Gregg W. Branning	5/20/2019[3]	159,375	318,750	637,500					
	4/1/2019				2,255	4,510	9,020		360,800[4]
	10/1/2019							3,719[5]	248,875
Donal J. Sullivan	5/20/2019[3]	109,978	219,956	439,912					
	4/1/2019				1,503	3,006	6,012		240,480[4]
	10/1/2019							3,791[5]	253,694
Craig J. Foster	5/20/2019[3]	99,498	198,996	397,992					
	4/1/2019				1,424	2,848	5,696		227,840[4]
	10/1/2019							2,418[5]	161,813
Luke E. Alverson	5/20/2019[3]	82,391	164,781	329,562					
	4/1/2019				1,286	2,572	5,144		205,760[4]
	10/1/2019							2,185[5]	146,220

(1) The number of shares listed represents long-term equity incentive awards in the form of performance shares under the Company's LTIP. The performance criteria for these awards is based on the Company's TSR from April 1, 2019 through March 31, 2022 compared to the TSR performance of the members of the Russell 2000 Index for the same period, as described in further detail under "—Elements of the Executive Compensation Program—Long-Term Incentives—Performance Share Awards" above.

(2) These amounts represent the fair value, as determined under FASB ASC Topic 718, of the awards based on the grant date fair value estimated by the Company for financial reporting purposes.

(3) Under the AIP, the primary performance measures are internally defined metrics based on operating income, cash flow from operations, and achievement of individual performance metrics. Actual amounts payable under the AIP, if payable, can range from 50% (Threshold) to 200% (Maximum) of the target amounts for the Named Executive Officers based upon the extent to which performance under the foregoing criteria meets, exceeds or is below the target. Actual weighted average payout for the consolidated operating income and operating cash flow metrics (together representing 75% of total AIP) in fiscal 2020 was 148% of the target amount. Different business unit metrics were used in the AIP programs for Mr. Sullivan and Mr. Foster, in addition to the consolidated operating income and operating cash flow metrics for the Company.

(4) Represents the fair value on the date of grant, as described in footnote (2), of the performance units awarded, which values were calculated using a fair value of $80.00 per share calculated using the Monte Carlo simulation. The actual value may be more or less depending on the Company's TSR performance during the applicable three-year performance period.

(5) The amounts shown reflect the numbers of shares of restricted stock granted to each Named Executive Officer pursuant to the Company's 2015 Equity and Incentive Compensation Plan. The shares vest ratably over a three-year period on each anniversary of the date of grant.

Outstanding Equity Awards at Year-End 2020

The following table sets forth certain information with respect to outstanding equity awards as of March 31, 2020 with respect to the Named Executive Officers.

Name	Option Awards[1]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[2]
Joseph B. Armes	29,877	—	25.52	7/15/2023	34,151[3]	2,214,692	19,359[4]	2,510,862
	85,981	—	25.23	8/28/2024			15,554[5]	1,008,677
							13,373[6]	867,239
Gregg W. Branning	—	—	—	—	8,078[7]	523,858	5,531[4]	717,371
							4,433[5]	287,480
							4,510[6]	292,474
Donal J. Sullivan	—	—	—	—	7,223[8]	468,412	3,000[4]	389,100
							2,147[5]	139,233
							3,006[6]	194,939
Craig J. Foster	—	—	—	—	4,505[9]	292,149	1,970[4]	255,509
							3,207[5]	207,974
							2,848[6]	184,693
Luke E. Alverson	—	—	—	—	4,726[10]	306,481	3,000[4]	389,100
							2,750[5]	178,338
							2,572[6]	166,794

(1) All option awards shown in this table represent stock options issued in conversion of CSWC stock option awards granted prior to the Spin-Off. The stock option issuances converted existing CSWC stock option awards consistent with the treatment of shares in the Spin-Off.

(2) Calculated using a price per share of $64.85, the closing market price of the Company's common stock as reported by NASDAQ on March 31, 2020, the last trading day before the end of the Company's last completed fiscal year.

(3) Mr. Armes' shares of restricted stock vest as follows: 17,531 shares on October 1, 2020; 11,516 shares on October 1, 2021; and 5,104 shares on October 1, 2022.

(4) These shares represent long-term equity incentive awards in the form of performance shares under the Company's LTIP. The performance measure set for this plan was based on the Company's TSR over the period from April 1, 2017 through March 31, 2020 compared to the TSR's of the members of the Russell 2000 Index for the same period. Payouts ranged from 0% to a maximum of 200% of the shares granted. The number of shares reported vested at 200% of target effective April 1, 2020, and the associated value reported reflects this vesting percentage.

(5) These shares represent long-term equity incentive awards in the form of performance shares under the Company's LTIP. The performance measure set for this plan is based on the Company's TSR over the period from April 1, 2018 through March 31, 2021 compared to the TSR's of the members of the Russell 2000 Index for the same period. Payouts can range from 0% to a maximum of 200% of the shares granted. The number of shares reported, along with the associated value reported, assume vesting at 100%.

(6) These shares represent long-term equity incentive awards in the form of performance shares under the Company's LTIP. The performance measure set for this plan is based on the Company's TSR over the period from April 1, 2019 through March 31, 2022 compared to the TSR's of the members of the Russell 2000 Index for the same period. Payouts can range from 0% to a maximum of 200% of the shares granted. The number of shares reported, along with the associated value reported, assume vesting at 100%.

(7) In connection with Mr. Branning's departure from the Company in May 2020, and pursuant to the terms of the Company's Executive Change in Control and Severance Benefit Plan, 4,279 shares of restricted stock that were scheduled to vest on October 1, 2020 vested upon termination. The remaining restricted shares were forfeited upon termination.

(8) Mr. Sullivan's shares of restricted stock vest as follows: 3,827 shares on October 1, 2020; 2,132 shares on October 1, 2021; and 1,264 shares on October 1, 2022.

(9) Mr. Foster's shares of restricted stock vest as follows: 2,155 shares on October 1, 2020; 1,544 shares on October 1, 2021; and 806 shares on October 1, 2022.

(10) Mr. Alverson's shares of restricted stock vest as follows: 2,492 shares on October 1, 2020; 1,506 shares on October 1, 2021; and 728 shares on October 1, 2022.

2020 Option Exercises and Stock Vested

The following table sets forth certain information with respect to stock option exercises and restricted stock vesting during the fiscal year ended March 31, 2020 with respect to the Named Executive Officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
Joseph B. Armes	—	—	40,884	2,539,265
Gregg W. Branning	—	—	11,742	732,346
Donal J. Sullivan	—	—	5,835	368,700
Craig J. Foster	—	—	4,248	264,253
Luke E. Alverson	—	—	4,627	290,318

(1) The number of shares reported includes shares that were surrendered during the fiscal year ended March 31, 2020 to satisfy taxes upon the vesting of restricted common stock.

2020 Pension Benefits

The following table sets forth certain information as of March 31, 2020 with respect to pension benefits attributable to our Named Executive Officers. Please refer to "—Elements of the Executive Compensation Program—Legacy Pension Plans" above for a narrative description of our pension plans.

Name	Plan Name[1]	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Joseph B. Armes	Qualified Retirement Plan	2.25	—	87,794[2]
	Restoration Plan	2.25	110,168	—
Gregg W. Branning		—	—	—
Donal J. Sullivan		—	—	—
Craig J. Foster		—	—	—
Luke E. Alverson		—	—	—

(1) The pension plans listed represent legacy plans assumed from CSWC in connection with the Spin-Off. The plans listed were frozen on October 1, 2015, and no benefits have accrued to any plan participant following that date. The plans listed were subsequently terminated in September 2019. The present value of accumulated benefit shown is an actuarial present value derived from the plans' provisions, which is influenced by credited service and based on the mortality and discount rate assumptions used for financial reporting purposes (but excluding pre-retirement mortality). Assumptions used in the valuations are discussed in Note 14 to the Company's audited consolidated financial statements for the year ended March 31, 2020 in the Annual Report.

(2) The payment shown is a lump sum distribution elected as part of the termination and settlement of the Qualified Retirement Plan in September 2019.

Potential Payments upon Termination or Change-In-Control

The information below describes compensation that would have been paid under existing plans and contractual arrangements to the Named Executive Officers in the event of a termination of the executive's employment with the Company or change-in-control of the Company, assuming these events occurred on March 31, 2020. Amounts shown therefore include amounts earned through such time and are estimates of the amounts that would have been paid out to the executives upon their termination or a change-in-control (based upon the executive's compensation and service levels as of such date and the closing price of the Company's common stock on March 31, 2020 of $64.85). The actual amounts to be paid can only be determined at the time of a change-in-control or the executive's termination of employment with the Company. Upon any termination of employment, each of the Named Executive Officers would also be entitled to the vested amounts, if any, shown in the "2020 Pension Benefits" table above.

CSW Industrials Executive Change in Control and Severance Benefit Plan

All the Named Executive Officers participated in the Company's CIC and Severance Plan as of March 31, 2020, as described under "—Additional Executive Compensation Information" above. The CIC and Severance Plan provides benefits for termination of employment under three scenarios: by the Company without cause or by the executive for good reason; following a qualifying change in control; and upon death or disability. In any scenario, the receipt of benefits following a termination is contingent upon the executive (or the executive's estate) executing a release in favor of the Company.

The CIC and Severance Plan provides benefits based on two participant levels: Level One and Level Two. Currently, Mr. Armes is the only Level One participant, and all other Named Executive Officers are Level Two participants.

Termination Without Cause by the Company or For Good Reason by the Executive

Upon an executive's termination by the Company without cause or by the executive for good reason, the executive is provided with the following severance benefits:

- A pro-rata bonus for the year in which termination occurs, calculated using the greater of the actual AIP award earned in the preceding fiscal year or the target AIP award for the current fiscal year;
- A lump sum payment equal to (a) in the case of a Level One participant, two times, and (b) in the case of a Level Two participant, one times, 12 months of base salary;
- Continuation of health and welfare benefits for the earlier of (a) in the case of a Level One participant, 24 months, and (b) in the case of a Level Two participant, 12 months, following termination or the executive's acceptance of full-time employment with another entity, at a cost equal to the cost for an active employee for similar coverage; and
- Immediate vesting in full of all unvested equity awards that have a vesting date within (a) in the case of a Level One participant, two years, and (b) in the case of a Level Two participant, one year, of the date of termination, in accordance with the terms of the applicable award agreements.

As used in the CIC and Severance Plan, "cause" generally means: (a) the commission of an act of personal dishonesty intended to result in substantial personal enrichment to the detriment of the Company; (b) the conviction or plea of nolo contendere to a misdemeanor involving moral turpitude or a felony; (c) the failure to perform work responsibilities; (d) violation of any of the Company's material policies or procedures; or (e) any material breach of any material agreement with the Company, and in the cases of (c), (d) and (e), where such failure, violation or breach has continued for more than 30 days following written notice to the executive.

As used in the CIC and Severance Plan, "good reason" generally means, without the express written consent of the executive: (a) a material reduction in base compensation; (b) a material diminution in authority, duties or responsibilities; (c) a permanent relocation more than 50 miles from where services were normally performed; (d) a material reduction in the authority, duties or responsibilities of the person to whom the executive reports; or (e) any other action or inaction that constitutes a material breach by the Company of its obligations under the CIC and Severance Plan or any other material agreement to which the Company and the executive are parties.

Termination Following a Change in Control

Upon the occurrence of a Change in Control (as defined in the Company's 2015 Equity and Incentive Compensation Plan) and without a requirement that the executive's employment be terminated, all then-outstanding unvested equity awards (including restricted stock and performance share awards) will fully vest, in accordance with the terms of the applicable award agreements.

If an executive's employment is terminated without cause by the Company or for good reason by the executive, in either case within two years following a Change in Control, then the executive is provided with the following severance benefits:

- A pro-rata bonus for the year in which termination occurs, calculated using the greater of the actual AIP award earned in the preceding fiscal year or the target AIP award for the current fiscal year;
- A lump sum payment equal to (a) in the case of a Level One participant, three times, and (b) in the case of a Level Two participant, two times, the sum of (i) 12 months of base salary plus (ii) the executive's target AIP award for the current fiscal year;
- Continuation of health and welfare benefits for the earlier of 24 months following termination or the executive's acceptance of full-time employment with another entity, at a cost equal to the cost for an active employee for similar coverage.

In addition to the above, an executive would be entitled to any unpaid base salary through the date of termination, any unpaid AIP earned for a completed fiscal year but not yet paid, any unreimbursed business or other expenses through the date of termination, and any employee benefits to which the executive is entitled pursuant to the terms of the plans governing the benefits.

Additionally, the CIC and Severance Plan does not contemplate tax "gross up" payments. Instead, under a "best of net" provision in the CIC and Severance Plan, if any payments or benefits to which an executive is entitled are likely subject to the tax imposed by Section 4999 of the Code, the payment will (1) be reduced such that Section 4999 does not apply or (2) be paid in full, whichever produces the better net after tax position, as determined by the Board in good faith.

A Change in Control, as defined in the 2015 Equity and Incentive Compensation Plan, generally includes the occurrence of the following events:

- Any person or group acquires, or has acquired during the prior twelve months, beneficial ownership, directly or indirectly, of one-third or more of the Company's outstanding common stock or combined voting power of the Company's voting securities;

- Any person or group acquires beneficial ownership, directly or indirectly, of Company securities that constitutes more than 50% of the total fair market value or voting power of the Company's securities;
- The incumbent members of the Board of Directors cease to constitute a majority of the Board of Directors, except in cases where a new director is approved by at least 75% of the incumbent directors and whose election was not in connection with a change in control transaction or in connection with a proxy contest relating to director election;

- Any consolidation or merger to which the Company is a party, if following the transaction the Company's stockholders do not beneficially own at least a majority of the outstanding common stock and the combined voting power of the surviving or continuing entity;
- Any sale or other transfer of a majority of the assets of the Company;
- The Company's stockholders approve any plan or proposal for the liquidation or dissolution of the Company; or
- Any other event specified by the Board.

Termination Due to Death or Disability

Upon an executive's death or disability, an executive (or his or her estate) would be entitled to receive: (1) a pro-rata bonus for the year in which termination occurs, calculated using the greater of the actual AIP award earned in the preceding fiscal year or the target AIP award for the current fiscal year; and (2) continued medical and dental insurance coverage for 12 months following termination, at a cost equal to the cost for an active employee for similar coverage. Additionally, all then-outstanding unvested equity awards will fully vest, in accordance with the terms of the applicable award agreements.

Quantification of Potential Payments

The following table sets forth the estimated value of the potential payments to each of the Named Executive Officers, assuming the executive's employment had terminated on March 31, 2020. For the events of termination involving a change-in-control, we assumed that the change-in-control also occurred on that date. In addition to the payments set forth in the following table, Mr. Armes may receive certain payments upon his termination or a change-in-control pursuant to the legacy pension plans. Previously vested benefits under those plans for Mr. Armes are disclosed in the "2019 Pension Benefits" table.

Triggering Event	Compensation Component	Payout($)				
		Joseph B. Armes[1]	Gregg W. Branning	Donal J. Sullivan	Craig J. Foster	Luke E. Alverson
Death	Life insurance benefit (third party payment)	50,000	50,000	50,000	50,000	50,000
	Pro-rata annual incentive award (at target)	1,017,121	428,719	258,741	352,628	215,175
	Health & welfare benefit	20,467	15,098	20,043	20,892	21,314
	Immediate vesting of equity awards[2]	5,346,039	1,462,497	997,134	812,571	846,163
	Total	**6,433,627**	**1,956,314**	**1,325,918**	**1,236,091**	**1,132,652**
Disability	Pro-rata annual incentive award (at target)	1,017,121	428,719	258,741	352,628	215,175
	Health & welfare benefit	20,467	15,098	20,043	20,892	21,314
	Immediate vesting of equity awards[2]	5,346,039	1,462,497	997,134	812,571	846,163
	Total	**6,383,627**	**1,906,314**	**1,275,918**	**1,186,091**	**1,082,625**
Termination Without Cause by the Company or For Good Reason by the Executive	Termination payment	2,787,226	425,000	366,593	331,660	299,601
	Pro-rata annual incentive award (greater of target or last year actual)	1,017,121	428,719	258,741	352,628	215,175
	Immediate vesting of certain equity awards[2][3]	5,346,039	564,973	387,414	347,726	339,944
	Health & welfare benefit	40,934	15,098	20,043	20,892	21,314
	Total	**9,191,320**	**1,433,790**	**1,032,791**	**1,052,906**	**876,034**
Change-in-Control — Employment Continues	Immediate vesting of equity awards[2]	5,346,039	1,462,497	997,134	812,571	846,163
	Total	**5,346,039**	**1,462,497**	**997,134**	**812,571**	**846,163**
Change-in-Control — Termination Without Cause by the Company	Termination payment	4,180,838	1,487,500	1,173,098	1,061,312	928,763
	Pro-rata annual incentive award (greater of target or last year actual)	1,017,121	428,719	258,741	352,628	215,175
	Immediate vesting of equity awards[2]	5,346,039	1,462,497	997,134	812,571	846,163
	Health & welfare benefit	40,934	30,196	40,086	41,784	42,628
	Total	**10,584,933**	**3,408,912**	**2,469,058**	**2,268,295**	**2,032,729**

(1) Amounts shown for Mr. Armes are determined in accordance with the terms of his employment agreement, discussed under "Additional Executive Compensation Information — Chief Executive Officer Compensation in 2020", as well as the CIC and Severance Plan. Where benefits between the employment agreement and the CIC and Severance Plan overlap, the highest potential amount is shown.

(2) These amounts are calculated assuming that the market price per share of the Company's common stock on the date of event was equal to the closing price of the Company's common stock on March 31, 2020 ($64.85), the last trading day of fiscal 2020. Additionally, it assumes that, for performance shares that have not vested, the performance conditions are satisfied at target (100%) vesting at the time of termination.

(3) Pursuant to Mr. Armes' employment agreement, all unvested equity awards vest immediately in this termination scenario. For the other Named Executive Officers under the CIC & Severance Plan, only the shares vesting within one year following termination automatically vest.

CEO Pay Ratio

For fiscal 2020, the ratio of the annual total compensation of Mr. Armes, our Chief Executive Officer ("CEO Compensation"), to the median of the annual total compensation of all of our employees and those of our consolidated subsidiaries other than Mr. Armes ("Median Annual Compensation") was 46.9 to 1. We refer to the employee who received the Median Annual Compensation as the "Median Employee."

This ratio is a reasonable good faith estimate calculated in a manner consistent with SEC regulations using the data and assumptions summarized below. The assumptions we used are specific to our Company and our employee population. Because the SEC's regulations for identifying the median employee, calculating annual total compensation, and determining the pay ratio allow companies to use different methodologies, exemptions, estimates, and assumptions, the Company's pay ratio disclosure may not be comparable to that reported by other companies.

Additionally, our pay ratio is not an element that the Compensation Committee considers in setting the compensation of our Chief Executive Officer, nor is our Chief Executive Officer's compensation a material element that management considers in making compensation decisions for non-officer employees.

CEO Compensation

CEO Compensation for fiscal 2020 was $3,818,476. We calculated the CEO Compensation by using the total of all applicable compensation elements reported in the "Summary Compensation Table" above.

Median Annual Compensation

Median Annual Compensation for fiscal 2020 was $81,470. We calculated the Median Annual Compensation by totaling all applicable elements of compensation for our Median Employee in accordance with the same methodology used for our Named Executive Officers set forth in the "Summary Compensation Table". We did not make any cost-of-living adjustments in identifying the Median Employee.

Determination Date and Measurement Period

We identified our Median Employee as of March 31, 2020 (the "Determination Date"). We used the fiscal year ended March 31, 2020 as the compensation measurement period.

Employee Pool Used to Identify Median Employee

As of the Determination Date, we had approximately 750 employees. This number includes all full-time, part-time, seasonal and temporary employees of the Company and its subsidiaries. This number does not include any independent contractors or "leased" workers. Using the "deminimis" exception, we excluded six employees from the pool, representing all of our employees in Mexico (1), Brazil (1), and Australia (4).

Compensation Used to Identify Median Employee

We used taxable wages as reflected in our payroll records and as reported to the Internal Revenue Service on Form W-2 to identify our Median Employee. W-2 taxable wages include, among other things, salary, wages, bonuses and stock compensation, if any.

Adjustments to Compensation

A portion of our permanent employee workforce (full-time and part-time) worked for less than the full year due to, among other things, commencing employment after the beginning of the year or taking an unpaid leave of absence. In determining our Median Employee, we annualized the total compensation for those individuals (but not for individuals in temporary or seasonal positions).

PROPOSAL TWO: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board is providing stockholders the opportunity to cast an advisory vote on the compensation of our Named Executive Officers pursuant to Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"). This proposal, commonly known as a "Say on Pay" proposal, gives our stockholders the opportunity to endorse or not endorse our executive compensation programs and policies and the compensation paid to our Named Executive Officers. We currently hold annual "Say on Pay" votes.

The Board values the opinions of the Company's stockholders as expressed through their votes and other communications. This Say on Pay vote is advisory, meaning that it is not binding on the Compensation Committee or the Board. This vote will not affect any compensation already paid or awarded to any Named Executive Officer, nor will it change any decisions the Board has made. Nonetheless, the Compensation Committee and the Board will review and carefully consider the outcome of the advisory vote on executive compensation when making future decisions regarding our executive compensation programs and policies.

We design our executive compensation programs to implement our core objectives of attracting and retaining key leaders, rewarding current performance, driving future performance and aligning the long-term interests of our executives with those of our stockholders. Stockholders are encouraged to read the CD&A section of this proxy statement, including the "Executive Summary". In the CD&A, we have provided stockholders with a description of our compensation programs, including the philosophy and strategy of the programs, the individual elements of the compensation programs and how our compensation plans are administered. We have also described how the Compensation Committee continues to evolve our executive compensation program based on stockholder feedback.

We believe stockholders should consider the following financial performance data and compensation design elements when voting on this proposal:

- Concerning our annual incentive plan, the consolidated operating income performance metric was 108.8% of plan, appropriately resulting in a payout of 135% of target for that metric, and the operating cash flow performance metric was 127.4% of plan, appropriately resulting in a payout of 200% of target for that metric. Combined, this resulted in a weighted average financial performance metric payout of 148% of target for the consolidated CSWI metrics.

- On average, the Named Executive Officers had 66.1% (or 80.4% in the case of the CEO) of their target pay "at risk," or dependent upon both the Company's and each individual's performance.

- Maximum payout levels for the annual cash incentive award are capped at 200% of target, with formulaic positive or negative adjustment for financial and individual performance, and the performance share award payouts are capped at 200% of target, which in both cases avoids the potential for excessive total compensation and reduces the incentive to engage in unnecessarily risky behavior.

- The annual cash incentive award and the performance share award have threshold payout levels, ensuring that incentive compensation is reduced or eliminated altogether if minimum performance levels are not achieved.

- Our officers are subject to stock ownership guidelines, which further encourage a long-term focus on sustainable performance and align our officers' interests with those of our stockholders.

- Our officers are prohibited from pledging Company stock or engaging in transactions designed to hedge the value of the Company's stock.

- Our officers, along with all of our U.S. employees, participate in our Employee Stock Ownership Plan, through which over 5% of our Company is owned by our employees, serving to align our collective interests.

- The Company does not provide perquisites to executive officers, other than those generally provided to all employees.

The Board believes that the Company's executive compensation programs use appropriate structures and sound pay practices to promote achieving our core objectives. Further, the Board and Compensation Committee took into account the results of the 2019 say on pay vote and other stockholder feedback and continued to evaluate the Company's compensation practices for fiscal 2020. For additional information, see "— Executive Summary — Executive Compensation Program Changes for Fiscal 2020" within the CD&A on page 23. Accordingly, the Board recommends that you vote in favor of the following resolution:

"RESOLVED, that the CSW Industrials, Inc. stockholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as described in the section of this Proxy Statement entitled 'Executive Compensation'."

Required Vote and Recommendation

Approval of this proposal will require the affirmative vote of a majority of the votes cast in person or represented by proxy. Abstentions will not count as votes cast on this proposal. Therefore, abstentions will have no effect on the proposal. Additionally, broker non-votes will not be considered to have voted on this proposal, and therefore will have no effect on the proposal. The individuals named as proxies on the enclosed proxy card will vote your proxy "FOR" this proposal unless you instruct otherwise on the proxy or you withhold authority to vote.

The advisory vote on executive compensation is non-binding, meaning that our Board will not be obligated to take any compensation actions, or to adjust our executive compensation programs or policies, as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a majority of the votes cast at the Annual Meeting.

The Board recommends that you vote "**FOR**" the approval of this advisory vote on Executive Compensation.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information related to our 2015 Equity and Incentive Compensation Plan as of March 31, 2020 under which our equity securities are authorized for issuance.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Option, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by securities holders	115,858	$ 25.30	770,546
Equity compensation plans not approved by securities holders	—	—	—
TOTAL	**115,858**	**$ 25.30**	**770,546**

(1) Represents stock option awards issued in conversion of CSWC stock option awards granted prior to the Spin-Off. These Spin-Off related conversion awards were separately authorized under the Incentive Plan, but are not included in the 1,230,000 shares available for awards under the Incentive Plan. No stock option awards have been granted by the Company under the Incentive Plan's 1,230,000 share authorization.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has adopted a written policy for approval of transactions between the Company and its directors, director nominees, executive officers, greater-than-5% beneficial owners and their respective immediate family members, where the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year.

The policy provides that the N&CG Committee reviews transactions subject to the policy and determines whether to approve or ratify those transactions. In doing so, the N&CG Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms that are no less favorable to the Company than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. In addition, the Board has delegated authority to the Chairman of the N&CG Committee to pre-approve or ratify transactions where the aggregate amount involved is expected to be less than $1 million. A summary of any new transactions pre-approved by the Chairman is provided to the full N&CG Committee for its review in connection with each regularly scheduled N&CG Committee meeting.

The N&CG Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. Pre-approved transactions include:

- business transactions with other companies in which a related person's only relationship is as an employee, director or less-than-10% beneficial owner if the amount of business falls below the thresholds in NASDAQ's listing standards and the Company's director independence standards; and

- charitable contributions, grants or endowments to a charitable organization where a related person is an employee if the aggregate amount involved does not exceed the greater of $1 million or 2% of the organization's total annual receipts.

The N&CG Committee was not requested to and did not approve any transactions required to be reported under applicable SEC rules in fiscal 2020.

SECURITY OWNERSHIP OF DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

The following table sets forth as of May 31, 2020 ownership of Company common stock by members of the Board, each Named Executive Officer of the Company listed in the "Summary Compensation Table" individually and all members of the Board and all executive officers as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each stockholder identified possesses sole voting and investment power with respect to his or her shares.

Name of Beneficial Owner	Amount and nature of beneficial ownership[1]	Percent of class
Joseph Armes	213,695[2]	1.5%
Luke Alverson	22,928	*
Gregg Branning[3]	41,450	*
Craig Foster	20,789	*
Michael Gambrell	16,308	*
Terry Johnston	5,882	*
Linda Livingstone	9,308	*
James Perry	12,279	*
William Quinn	17,698	*
Donal Sullivan	27,546	*
Robert Swartz	10,309	*
Kent Sweezey	6,116	*
Debra von Storch	2,825	*
All members of the Board and executive officers as a group (12 individuals)	404,389	2.8%

* Less than 1%.

(1) Beneficial ownership has been determined in accordance with SEC rules and, unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power. The amount disclosed for each person or group also includes any securities that person or group has the right to acquire within 60 days pursuant to stock options under certain Company stock option and incentive plans. The address of each individual is 5420 Lyndon B. Johnson Freeway, Suite 500, Dallas, Texas 75240.

(2) Includes 115,858 shares of common stock that Mr. Armes has the right to acquire within 60 days pursuant to stock options. Also includes 9,502 shares owned by a family limited partnership of which Mr. Armes and his spouse are 50% owners of the general partner, for which he has shared voting and investment power.

(3) Mr. Branning's employement with the Company ended on May 31, 2020.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following stockholders are known to beneficially own more than 5% of the Company's common stock. Except where noted in the footnotes below, the information is based on stock ownership reports on Schedule 13G filed with the SEC. Percentages have been calculated based on the number of shares outstanding as of the record date. We are not aware of any other stockholder holding 5% or more of the Company's common stock.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership[1]	Percent of class
Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163	1,307,201[2]	8.9%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	1,092,355[3]	7.4%
Janus Henderson Group plc 201 Bishopsgate EC2M 3AE United Kingdom	917,916[4]	6.3%
CSW Industrials' Employee Stock Ownership Plan The Principal Financial Group (as Trustee) 100 W. Lawrence Street Appleton, WI 54911	773,692[5]	5.3%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	763,015[6]	5.2%

(1) Beneficial ownership has been determined in accordance with SEC rules.

(2) Based on a Schedule 13G/A filed with the SEC on February 4, 2020. The filing indicates sole voting power for 19,329 shares, shared voting power for 203,827 shares, sole dispositive power for 19,329 shares and shared dispositive power for 1,285,872 shares.

(3) Based on a Schedule 13G/A filed with the SEC on February 5, 2020. The filing indicates sole voting power for 1,036,664 shares and sole dispositive power for 1,092,355 shares.

(4) Based on a Schedule 13G/A filed with the SEC on February 13, 2020. The filing indicates that Janus Henderson Group plc has an indirect 97.11% ownership stake in Intech Investment Management LLC, and a 100% ownership stake in Janus Capital Management LLC, Perkins Investment Management LLC, Geneva Capital Management LLC, Henderson Global Investors Limited, Janus Henderson Investors Australia Institutional Funds Management Limited and Henderson Global Investors North America Inc. Due to the above ownership structure, holdings for such entities are aggregated for purposes of reporting. The filing indicates shared voting power for 766,527 shares and shared dispositive power for 766,527 shares.

(5) Based on records maintained by The Principal Financial Group as trustee of the CSW Industrials' Employee Stock Ownership Plan. These shares are owned by the CSW Industrials Employee Stock Ownership Plan and are presented as of June 1, 2020. The Principal Financial Group has shared voting power and no dispositive power with respect to these shares.

(6) Based on a Schedule 13G/A filed with the SEC on February 11, 2020. The filing indicates sole voting power for 31,248 shares, shared voting power for 1,584 shares, sole dispositive power for 732,195 shares and shared dispositive power for 30,820 shares.

■ PROPOSAL THREE: RATIFICATION OF APPOINTMENT OF GRANT THORNTON LLP TO SERVE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2021

The Audit Committee has approved Grant Thornton LLP ("GT") to serve as our independent registered public accounting firm for the fiscal year ending March 31, 2021.

We are asking our stockholders to ratify the appointment of GT as our independent registered public accounting firm. SEC regulations and the Nasdaq listing requirements require the Company's independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee. However, the Board considers the selection of an independent registered public accounting firm to be an important governance matter to stockholders. Accordingly, the Board considers a proposal for stockholders to ratify this appointment to be an opportunity for stockholders to provide input to the Audit Committee and the Board on a key corporate governance issue.

Required Vote and Recommendation

The proposal to ratify the appointment of GT to serve as the Company's independent registered public accounting firm for fiscal 2021 requires the affirmative vote of a majority of the votes cast in person or represented by proxy. Abstentions will not count as votes cast on this proposal. Therefore, abstentions will have no effect on the proposal. The individuals named as proxies on the enclosed proxy card will vote your proxy "FOR" ratifying the appointment of GT unless you instruct otherwise on the proxy or unless you withhold authority to vote.

The Board recommends that you vote "**FOR**" the ratification of Grant Thornton LLP's appointment to serve as our independent registered public accounting firm for fiscal 2021.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors of the Company consists of five independent directors: William Quinn (Chair), Terry Johnston, Robert Swartz, Kent Sweezey and Debra von Storch. The Audit Committee operates under a written charter adopted by the Board. The Audit Committee met five times in fiscal 2020.

Management has primary responsibility for the Company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report on this audit. The Audit Committee's responsibility is to monitor and oversee this process, including the engagement of the independent auditors, the pre-approval of their annual audit plan and the review of their annual audit report.

In this context, the Audit Committee has reviewed and held detailed discussions with management, including the executive leadership team and internal audit staff, on the Company's consolidated financial statements and matters relating to the Company's internal control over financial reporting. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and that these statements fairly present the financial condition and results of operations of the Company for the period described. The Audit Committee has relied upon this representation without

any independent verification, except for the work of GT, the Company's independent registered public accounting firm. The Audit Committee also discussed these statements with GT, both with and without management present, and has relied upon their reported opinion on these financial statements.

The Audit Committee further discussed with GT matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. In addition, the Audit Committee received from GT the written disclosures and letter required by applicable requirements of the PCAOB regarding GT's communications with the Audit Committee concerning its independence, and has discussed with GT its independence from the Company and its management.

Based on these reviews and discussions, including the Audit Committee's specific review with management of the Company's Annual Report and based upon the representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2020 filed with the SEC.

William Quinn, Chair
Terry Johnston
Robert Swartz
Kent Sweezey
Debra von Storch

OTHER AUDIT INFORMATION

Relationship with Independent Registered Public Accounting Firm

The Audit Committee appointed GT to serve as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2020. In this role, GT audits the financial statements of the Company. Representatives from GT will be present at the Annual Meeting and will be available to respond to appropriate questions from stockholders. They will have the opportunity to make a statement if they desire to do so.

Audit and Non-Audit Fees and Services

The following table summarizes the aggregate fees (excluding value added taxes) for professional services incurred by the Company for the audits of its fiscal 2020 financial statements and other fees billed to the Company by GT in fiscal 2020. In general, the Company retains GT for services that are related to or an extension of the Company's annual audit.

	2020	2019
Audit Fees[1]	$ 1,375,628	$ 1,415,783
Audit Related Fees[2]	79,310	64,450
Total Audit Related Fees	**1,454,938**	**1,480,233**
All Other Fees	—	—
TOTAL FEES	**$ 1,454,938**	**$ 1,480,233**

(1) Represents fees for the audit of our annual financial statements, internal controls and review of our quarterly financial statements.

(2) Represents professional services provided in connection with due diligence services relating to acquisitions.

The Audit Committee pre-approved all the audit and non-audit fees described above for the year ended March 31, 2020 in accordance with its approval policy discussed below.

Audit Committee Approval Policy

The Audit Committee approves all proposed services and related fees to be rendered by the Company's independent registered public accounting firm prior to their engagement. Services to be provided by the Company's independent registered public accounting firm generally include audit services, audit-related services and certain tax services. All fees for the annual audit or audit-related services to be performed by the Company's independent registered public accounting firm are itemized for the purposes of approval. The Audit Committee approves the scope and timing of the external audit plan for the Company and focuses on any matters that may affect the scope of the audit or the independence of the Company's independent registered public accounting firm. In that regard, the Audit Committee receives certain representations from the Company's independent registered public accounting firm regarding their independence and permissibility under the applicable laws and regulations of any services provided to the Company outside the scope of those otherwise allowed.

The Audit Committee may delegate its approval authority to the Chairman of the Audit Committee to the extent allowed by law. In the case of any delegation, the Chairman must disclose all approval determinations to the full Audit Committee as soon as possible after such determinations have been made.

OTHER MATTERS

The Company knows of no other matters to be submitted to the stockholders at the Annual Meeting. If any other matters properly come before the stockholders at the Annual Meeting, it is the intention of the persons named on the enclosed proxy card to vote the shares represented thereby on such matters in accordance with their best judgment.

Map and Driving Directions to

Hilton Dallas Lincoln Centre



Inwood
Simonton Rd
Best Buy Mobile
Peterson Ln
Macy's Dallas Galleria
Valley View Center
Galleria Dr
James Temple Dr
McEwen Rd
Galleria Dallas
AMC Valley View 16
Galleria
Target
Montfort Dr
Lyndon B Johnson Fwy
Dallas Pkwy
Preston Rd
635
Thunder Rd
Drexelwood Dr
Mill Run Rd
Spurling Rd
Forest Bend Rd
Inwood Rd
Noel Rd
Atmos Energy
Terry Costa
Harvest Hill Rd
Laren Ln
McShann Rd
Wozencraft Dr
Mill Creek Rd
S Welch Rd
Dallas North Tlwy
Montego Plaza
Bonnard Dr
Sugar Mill Rd
Jesuit College Preparatory School
Jamestown Rd
Rickover Dr
Charlestown Dr
Heatherbrook Dr
Drujon Ln
Quincy Ln
Ellensburg Dr
Picasso's Pizza & Grill

Instructions from Dallas/Fort Worth International Airport (DFW):

- Take the north exit from the airport to I-635 heading east
- Exit Dallas Parkway/Montfort Drive/Dallas North Tollway South/Inwood Road and continue on the access road
- The Hilton Dallas Lincoln Centre is on the right, just past the Dallas North Tollway

Instructions from Downtown Dallas:

- Take the Dallas North Tollway heading north
- Exit Harvest Hill Road and turn right onto Harvest Hill Road
- The Hilton Dallas Lincoln Centre is on the left